

2007

LETTER TO THE SHAREHOLDERS

KMG CHEMICALS, INC.

RECD S.E.C.
NOV 0 5 2007
1086
PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

Dear Shareholders,

Entering fiscal 2007, we set in motion an aggressive five-year strategy focused on maximizing cash flow from operations, identifying and closing accretive acquisitions and enhancing our ability to integrate new businesses. Fiscal 2007 proved to be a record year for KMG by virtually all financial measures. Success was a result of our strong wood treating businesses and the substantial expansion over fiscal 2006 of our Animal Health segment. We launched a new product, AVENGER®, an insecticidal cattle ear tag, which we acquired through our February 2006 acquisition from Boehringer Ingelheim. We improved margins, return on equity, and ended the year with an even stronger balance sheet. Revenue increased by 26% with a resultant significant increase in net income.

Strong Financial Performance

In fiscal 2007, net sales rose 26% to $89.8 million, and net income grew 134% to $8.8 million or $0.80 per diluted share. In 2006, net income included a non-cash impairment charge of $2.4 million associated with the Company's MSMA agricultural product. Excluding the impairment charge in the prior year, ***net income rose 67% in 2007.***

Financial Highlights

(thousands, except per share amounts)	2007	2006	2005	2004	2003
Net Sales	$89,785	$71,016	$59,168	$43,610	$35,536
Gross Profit	30,843	23,858	18,066	12,751	11,291
Operating Income	14,585	6,688	5,402	3,115	3,142
Net Income	8,849	3,776	3,052	1,763	1,917
Earnings per Diluted Share	0.80	0.40	0.37	0.23	0.25
Weighted Average Diluted Shares Outstanding	11,034	9,447	8,256	7,631	7,550
Total Assets	81,233	72,702	61,103	43,240	32,337
Shareholders' Equity	56,410	46,918	32,888	24,590	23,029
Long-term Debt	10,468	13,981	17,644	11,235	4,250
Depreciation and Amortization	3,832	3,889	2,204	1,643	1,423
Non-Cash Impairment Charge	–	2,368	–	–	–

* The results for 2006 include a non-cash impairment charge of $2,368 associated with the Company's MSMA product.

Segment Highlights

Wood Treating Chemicals: Stable Products Producing Strong Cash Flow

Demand for our wood treating chemicals – pentachlorophenol and creosote – was near record levels during fiscal 2007, driven by continued strong demand for utility poles and rail ties. Our penta revenues increased 2% to $28.4 million as compared to fiscal 2006, and creosote revenues were up 42% to $43.6 million, due to increased pricing we instituted to pass along our cost increases. The Railway Tie Association is currently forecasting demand for rail ties to be relatively flat in 2008. We anticipate the same for utility pole demand. These core businesses have grown significantly over the years through acquisition and optimization of operations, and now generate stable cash flow for KMG and serve as a solid base for the Company's further expansion.

Animal Health: Robust Growth Stemming from 2006 Acquisition

Revenues in our Animal Health segment increased 63% in fiscal 2007 to $14.1 million, driven by two factors: the success of our new insecticidal cattle ear tag, and the conclusion of a transitional distribution agreement we had in place with Boehringer Ingelheim during fiscal 2006, which had the effect of raising prices realized for the acquired product lines. Our AVENGER® insecticidal cattle ear tag introduced a novel active ingredient that has proven to be highly effective in controlling parasitic flies on cattle. Additionally, it is the only tag on the market that has not demonstrated fly resistance. We believe AVENGER® will be the #1 selling ear tag in calendar 2007, its first year on the market. Of note, there are 92 million cattle in the US, and the majority of the market is untapped. We are also pursuing the South American market. Brazil's cattle herd alone is twice the size of the US herd, and the other countries in the southern cone of South America along with Mexico also have large livestock industries. To take advantage of this, we have hired an experienced animal health sales manager based in South America, as well as a regulatory professional located at our headquarters to manage the activities necessary to obtain product registrations throughout Latin America. Importantly, we manufacture our animal health products in a state-of-the-art production facility where we can double production with little additional capital expenditure.

We are very enthusiastic about the long-term opportunities for growth in this segment, both organically and through acquisitions. We are aiming to grow Animal Health to a $40-50 million business within five years, and see an identifiable way forward to achieve this objective.

Sharing Profits with Shareholders

During 2007, we continued our track record of sharing the Company's success with shareholders. KMG distributed cash dividends totaling $0.075 per share, and subsequent to year-end, we increased the annualized dividend rate to $0.08. We continue to believe that shareholders should benefit from the Company's growth through both dividends and potential growth in share value.

Comparison of Five Year Cumulative Total Return*

Among KMG Chemicals, Inc., The NASDAQ Composite Index,
The DJ Wilshire Specialty Chemicals Index and the S&P Small Cap Specialty Chemicals Index


$800
$700
$600
$500
$400
$300
$200
$100
$0
* $100 invested on 7/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending July 31.
July '02
July '03
July '04
July '05
July '06
July '07
KMG Chemicals, Inc.
NASDAQ Composite
DJ Wilshire Specialty Chemicals
S&P Small Cap Specialty Chemicals

The graph above compares our cumulative total stockholder return since July 31, 2002, with the NASDAQ Composite Index, the DJ Wilshire Specialty Chemicals Index and the S&P Small Cap Specialty Chemicals Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100.00 on July 31, 2002.

Recognition

As KMG continues to grow, the Company is receiving recognition from the investment community and the financial media. Institutional ownership totaled 41% of shares outstanding as of June 30, 2007, up from 37% the year prior and just 12% at June 30, 2005. There are now three firms covering KMG in research. Additionally, KMG was ranked #57 on Fortune Small Business' 2007 list of *America's Fastest-Growing Small Public Companies* and #130 on Forbes' 2007 list of the *200 Best Small Companies*.

Focused Strategy for Continued Growth

We are focused on continuing to grow KMG primarily by acquiring and optimizing businesses that are accretive to cash flow and earnings. We remain committed to mature specialty chemical product lines serving niche markets, which are

Following an acquisition, KMG operates with lower overhead costs thus creating operating efficiencies. The company also improves product quality, stability of supply, distribution efficiencies and customer service. As a result, KMG expands profitability and extends the economic life of its products.


Discovery
Generic
Consolidation
Maturity
Patent expires
KMG becomes interested
Profits
Volume

typically available from large chemical companies that have outgrown the target business. Our current operations are in the industrial wood treating, animal health and agricultural markets, and to reach our growth objectives, we are seeking to develop a new platform in industrial chemicals. This market is highly fragmented, and we believe there is significant opportunity to bring product lines to KMG that meet our investment criteria. We have targeted specific market sectors within the industrial chemical space and are actively pursuing opportunities. We will also continue to focus on animal health, as we believe this market provides the opportunity to grow to a dominant position in the US with further expansion into international markets.

We follow a disciplined strategy and systematic process for identifying, evaluating and pursuing acquisitions, as highlighted by the graphic below.


Suspect
Prospect
Target
In the Works
Deal Finalized
Screens
Nine Months
Company
Product Target
Prelim Bid
Exclusivity
Negotiate
Selected Criteria Applied
Niche Market
Leadership Position
Mature/Proven Chemistry & Market
Simple Chemistry
Minimum Target GM
Accretive Cash Flow & Earnings
ROIC
IRR
NPV
CF
EPS
Key Financial Criteria
Due Diligence

Meeting our growth objectives will be challenging but it is achievable. There are three core competencies that are key to KMG's success. First is maximizing free cash flow from operations, which provides the ability to pursue acquisitions. The second is identifying and closing on acquisitions that meet our criteria and metrics. And the third is effective and efficient integration of new businesses minimizing the time line to maximize cash flow. Done correctly, this approach becomes a perpetual effort that builds upon itself.

To deliver on our strategy and maximize our core competencies, we will continue to improve the quality and training of our management team, recognizing the value in enhancing our management bench strength as we bring on more, and hopefully larger, acquisitions.


MAXIMIZE FREE CASH FLOW OPERATIONS
OPERATE
KMG
SHAREHOLDER VALUE
IDENTIFY, TARGET & CLOSE SUITABLE ACQUISITION CANDIDATES
INTEGRATE TARGETS, HARVEST SYNERGIES & ABSORB INTO CORE BUSINESS
INTEGRATE
ACQUIRE

The execution of KMG's strategy is built on the pillars of three core competencies: operational excellence, target identification and acquisition, and acquisition integration

Solid Balance Sheet to Support Continued Growth

Our balance sheet is strong and we are well positioned to acquire a sizeable business at a time when other potential acquirers may be suffering through this latest credit crunch. At July 31, 2007, the Company had cash of $16.0 million, up from $11.2 million at 2006 year-end; working capital of $28.7 million, up from $19.6 million; long-term debt of $10.5 million, down from $14.0 million; and shareholders' equity of $56.4 million, up from $47.0 million.



Outlook

I fully expect that KMG will deliver double-digit growth in EPS in fiscal 2008. We have a robust pipeline of prospect acquisitions in targeted sectors, which provide opportunities for growth much as we have experienced historically.

We have further increased our acquisition efforts and should be able to expand the number of target opportunities in fiscal 2008. KMG has moved up the 'food chain' and has gained greater credibility in several key sectors, which improves the quality and number of acquisition targets we assess. I am most optimistic that we will close a notable acquisition during fiscal 2008.

Longer-term, our goal is to grow to sales of $250 million in five years through a combination of acquisitions and organic growth.

In summary, I am encouraged by the Company's 2007 success, and equally enthusiastic about our growth prospects and in-house capabilities. I look forward to reporting to you on KMG's continued growth.

Sincerely,

J. Neal Butler
President and CEO



J. Neal Butler
President,
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 05 2007
WASH. D.C.

Form 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-29278

KMG CHEMICALS, INC.

(Exact name of registrant as specified in its charter)

Texas	**75-2640529**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10611 Harwin Drive, Suite 402
Houston, Texas 77036
(Address of principal executive offices, including zip code)

(713) 600-3800
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT:

Title of Each Class	Name of each Exchange on which Registered
Common Stock, $.01 par value	The Nasdaq Global Market

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price of $9.38 on the Nasdaq Global Market as of the last business day of the Company's most recently completed second fiscal quarter (January 31, 2007) was $50,070,918.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of October 12, 2007, there were 10,911,599 shares of the registrant's common stock, par value $.01, per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The proxy statement pertaining to the November 27, 2007 annual meeting of shareholders is incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Company Overview

We manufacture, formulate and globally distribute specialty chemicals. We grow primarily by purchasing product lines and businesses that operate in segments of the specialty chemical industry that:

- provide an opportunity to obtain a significant share of the market segment through further acquisitions and organic growth;
- are of a size that larger industry participants generally find too small to be attractive;
- have niche products with well established and proven commercial uses;
- offer products that have moved well beyond their discovery phase and into their consolidation phase and require little or no on-going research and development expenditures; and
- have significant barriers to entry.

We have acquired and currently operate businesses engaged in the industrial wood preserving and agrochemical segments. We are a leading seller of the wood preserving chemicals pentachlorophenol, or penta, and creosote to industrial customers who use these preservatives primarily to extend the useful life of utility poles and railroad crossties. We are the only supplier of penta in North America, and we believe we are the only major supplier of creosote in the United States to wood treaters who do not produce creosote for their internal use. We are also developing a growing presence as a seller of agrochemicals, which include animal health pesticides and agricultural chemicals. Our animal health pesticides are used on cattle, swine and poultry to protect these animals from flies and other pests. Our agricultural chemicals include an herbicide used primarily for weed control in cotton and along highways.

For the twelve months ended July 31, 2007, we generated revenues of $89.8 million and net income of $8.8 million. On July 31, 2007, we had total long-term debt, including the current portion, of $14.1 million, cash and cash equivalents of $16.0 million and total stockholders' equity of $56.4 million.

Business Strategy

Our goal is to continue to profitably grow in a manner that increases shareholder value. Our business strategies to achieve this are:

- *Acquire.* When we identify market segments exhibiting the characteristics described above, we systematically approach participants and offer to acquire product lines and businesses that we believe provide us the opportunity to capture a significant share of the market.
- *Optimize.* We seek to increase the profitability of our businesses by focusing on customer satisfaction, pricing policies, consolidating operations, managing raw material purchases and reducing overhead.
- *Grow.* Once we have entered a new market segment, we grow both organically and through additional strategic acquisitions. Our organic growth results primarily from expanding into new geographic markets, increasing the penetration of our products within the markets we serve, and extending our product lines through new and alternative offerings.

We maintain a conservative balance sheet and adequate cash reserves, which we believe provides us an opportunity to execute our business strategy through all business and economic cycles.

Business Segments

Wood Preserving Chemicals—Penta and Creosote Segments. We supply penta and creosote to industrial customers who use these products to extend the useful life of wood, primarily utility poles and railroad crossties.

Our penta products include penta blocks, flakes, solutions, sodium penta and hydrochloric acid, a byproduct of penta production. Penta is used primarily to treat electric and telephone utility poles, protecting them from insect damage and decay. We estimate that approximately two million treated utility poles are purchased each year by utility companies in the United States and that approximately 45% are treated with penta. We manufacture both solid penta blocks and penta flakes at our facility in Matamoros, Mexico. We sell solid penta to our customers, or make it into a liquid solution of penta concentrate at our Matamoros, Mexico and Tuscaloosa, Alabama facilities. In the United States, we sell penta primarily in Alabama, Arkansas, Georgia, Louisiana, Mississippi and Missouri. The hydrochloric acid we produce as a byproduct of penta production is sold in Mexico for use in the steel and oil well service industries. Our penta segment constituted 32% of our net sales in fiscal year 2007, 39% in fiscal year 2006 and 35% in fiscal year 2005.

Creosote is a wood preservative used to treat utility poles and railroad crossties. Creosote is produced by the distillation of coal tar, a by-product of the transformation of coal into coke. We believe that since January 2001, average annual purchases of wood crossties by United States and Canadian railroads have ranged from approximately 14.0 million to 22.0 million. Almost all wood crossties are treated with creosote. We believe that less than 10% of utility poles are treated with creosote annually. We sell creosote to wood treaters throughout the United States. Our creosote segment constituted about 48% of our net sales in fiscal year 2007, 43% in fiscal year 2006 and 50% in fiscal year 2005.

Agrochemicals—Animal Health Pesticides and Agricultural Chemicals Segments. We sell animal health pesticides to protect cattle, swine and poultry from flies and other pests. These animal health pesticides include oral larvicides, ear tags, sprays and dust products. We manufacture these products at our Elwood, Kansas facility or under agreements with third-party formulators. These products are sold under the trade names Avenger, Rabon, Ravap, Patriot and Annihilator, among others. We purchased the Rabon and Ravap product lines in fiscal years 2003 and 2004, respectively. The Rabon and Ravap products contain tetrachlorvinphos and include oral larvicides, insecticidal powders and liquid sprays. We sell these products in the United States and Canada. In February 2006, we expanded our presence in animal health pesticides by purchasing additional product lines, including ear tags for cattle, along with several liquid and dust formulations for livestock and their premises. These products are sold in the United States, Canada, Australia, Mexico and several other countries in Latin America. Our animal health pesticides segment comprised 16% of our net sales in fiscal year 2007, 12% in fiscal year 2006 and 8% in fiscal years 2005.

Our agricultural chemicals consist of an herbicide, known as MSMA, which we manufacture at our Matamoros, Mexico facility. Our MSMA herbicides are used primarily for weed control in cotton fields and along highways. MSMA is also used in Latin America to protect cotton and sugarcane fields. This product line was the subject of an impairment charge in fiscal year 2006 of $2.4 million. Our agricultural chemicals segment constituted 4% of our net sales in fiscal year 2007, 6% in fiscal year 2006 and 7% in fiscal year 2005.

Suppliers

We depend on outside suppliers for all of the raw materials needed to produce our penta products, and are subject to fluctuations in the price of those materials. The principal raw materials used for our penta products are chlorine, phenol and cosolvent, each of which we purchase from a limited number of suppliers. We purchase almost all of the creosote we sell under long term contracts from two suppliers, VFT Belgium N.V. and Koppers, Inc. Our creosote supply agreements with each of them provide that we purchase an agreed minimum volume of creosote in each calendar year at a fluctuating, mutually agreed or formula-based price. The creosote supply agreement we entered into with Koppers in fiscal year 2007 is for an initial term ending in 2017.

We generally have more than one source for raw materials for our animal health pesticides and agricultural chemicals. However, we have only one major supplier of the tetrachlorvinphos active ingredient used in our Rabon and Ravap products, from whom we buy under a supply agreement, and one minor supplier for that ingredient. Our major supplier for the active ingredient in our Rabon products sells us the product at an agreed price under a contract that expires July 2009 and is subject to automatic renewal. We also have only one supplier for two other animal health active ingredients, dichlorvos and endosulfan, but we have supply agreements for each of them. We believe that where we do not have supply contracts, the necessary raw materials are available from a variety of sources.

Customers

We sell our wood treating chemicals and our agrochemicals to approximately 135 customers. No customer accounted for 10% or more of our revenues in fiscal years 2007 or 2006, but one customer for our wood preserving chemicals, Koppers, accounted for approximately 10% of our revenues in fiscal year 2005. No other customer accounted for 10% or more of our revenues in fiscal years 2005. Assuming that the level of overall demand for wood preserving chemicals remains the same, we do not believe that the loss of any major customer, including Koppers, would have a material adverse effect on sales of our wood preserving chemicals.

Marketing

In fiscal year 2007, we marketed our wood preserving chemicals and animal health pesticides in the United States through five employees and one independent sales agent. We sell our MSMA products exclusively through Drexel Chemical Company in the United States, and produce MSMA for sale under their registration. In general, under our MSMA agreement with Drexel Chemical Company, we each cover our costs of production or sales and share equally in the profits. Outside the United States, we sell our products directly and through sales agents. The animal health pesticides line we purchased from Boehringer Ingelheim in February 2006 was marketed and sold by Boehringer Ingelheim as our sole United States distributor under a transition agreement that ended in July 2006. Since then we have been directly marketing these products.

Geographical Information

Sales made to customers in the United States were 96% of total revenues in fiscal year 2007, 97% in fiscal year 2006 and 98% in fiscal year 2005. The balance of our sales in each of those fiscal years was made to foreign customers, primarily in Latin America. As of the end of fiscal year 2007, our property, plant and equipment were allocated, based on book value, 68% in the United States and 32% in Mexico where our penta manufacturing facility is located.

Competition

There are only a few firms competing with us in the sale of our wood preserving chemicals and our other products. We compete by selling our products at competitive prices and maintaining a strong commitment to product quality and customer service.

The principal wood preserving chemicals for industrial users are penta, creosote and chromated copper arsenate, or CCA. We supply United States industrial users with both penta and creosote, but not CCA. We are the only manufacturer of penta in North America. Penta is used primarily to treat electric, telephone and other utility poles, to protect them from insect damage and decay. We estimate that approximately two million treated utility poles are purchased each year by utility companies in the United States. Of that amount, we estimate approximately 45%, or 900,000 utility poles, are treated with penta and that 5%, or 100,000 utility poles, are treated with creosote. The remaining poles are treated primarily with CCA. We believe that we have provided and will continue to provide the wood treating industry in the United States with most of its annual consumption of creosote not produced for internal use.

In the animal health pesticides segment, we compete with several companies, particularly in the production and marketing of ear tags. Two firms, Albaugh, Inc. and Luxembourg-Pamol, Inc., compete with us in the sale of MSMA. In addition, we compete for product sales in weed control in cotton fields with the glyphosate herbicides sold by several companies, including Monsanto Company.

Our wood preserving chemicals and our agrochemicals must be registered prior to sale under United States law. See "—Environmental and Safety Matters—Licenses, Permits and Product Registrations". As a condition to registration, any company wishing to manufacture and sell these products must provide to the EPA substantial scientific research and testing data regarding the chemistry and toxicology of the products. This data must be generated by the applicant, or the applicant must purchase the information from other data providers. We believe that the cost of satisfying the data submission requirement serves as an impediment to the entry of new competitors, particularly those with lesser financial resources. While we have no reason to believe that the product registration requirement will be discontinued or materially modified, we cannot give any assurances as to the effect of such a discontinuation or modification on our competitive position.

Employees

As of the end of fiscal year 2007, we had a total of 118 full-time employees. Nineteen of our employees worked at our corporate offices in Houston, Texas, 71 at the Matamoros facility, 9 in Alabama, 15 in Kansas at our animal health operating facility and one each in Louisiana, Missouri, Virginia and North Carolina. None of our employees in the United States are represented by a labor union. Approximately 50% of our employees in Mexico are represented under a labor contract which was renewed in May 2007. We believe that we have good relations with our employees.

Environmental and Safety Matters

Our operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, disposal, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to civil, criminal and administrative penalties, injunctions or both. We must devote substantial financial resources to ensure compliance, and we believe that we are in substantial compliance with all the applicable laws and regulations.

We anticipate that the regulation of our business operations under federal, state and local environmental regulations in the United States and abroad will increase and become more stringent over time. We cannot estimate the impact of increased and more stringent regulation on our operations, future capital expenditure requirements or the cost of compliance.

United States Regulation. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as "CERCLA" and the "Superfund" law, and comparable state laws generally impose joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance at the site. These liabilities can arise in association with the properties where operations were conducted, as well as in association with the disposal facilities where wastes were sent. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Many states have adopted comparable or more stringent state statutes. In the course of our operations, we may have generated and may generate materials that fall within CERCLA's definition of hazardous substances. We may be the owner or operator of sites on which hazardous substances have been released and may have generated hazardous substances that have been transported to or otherwise released upon offsite facilities. We may be responsible under CERCLA for all or part of the costs to clean up facilities at which such substances have been released by previous owners or operators and offsite facilities to which our wastes were transported and for associated damages to natural resources.

The Federal Resource Conservation and Recovery Act, as amended ("RCRA") and comparable state laws, regulate the treatment, storage, disposal, remediation and transportation of wastes including those designated as "hazardous wastes". The EPA and various state agencies have limited the disposal options for these wastes and impose numerous regulations upon the treatment, storage, disposal, remediation and transportation of those wastes. It is possible that our operations may generate wastes that are subject to RCRA and comparable state statutes. Furthermore, wastes generated by our operations that are currently exempt from treatment as hazardous wastes may be designated in the future as hazardous wastes under RCRA or other applicable statutes and, therefore, may be subject to more rigorous and costly treatment, storage and disposal requirements.

The Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into waters of the United States. The Clean Water Act, and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and of other pollutants. In the event of an unauthorized discharge of wastes, we may be liable for penalties and could be subject to injunctive relief.

Our operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and its regulations. The Occupational Safety and Health Act hazard communication standard, the EPA's community right-to-know regulations and similar state programs may require us to organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements.

Mexico Regulation. Our Matamoros facility and its operations in Mexico are subject to various environmental laws, regulations and ordinances promulgated by governmental authorities in Mexico. The Ministry of the Environment and Natural Resources (*Secretariate de Medio Ambiente Y Recursos Naturales*) is given overall responsibility for environmental regulation in Mexico. *Secretariate de Medio Ambiente Y Recursos Naturales'* responsibilities include enforcement of Mexico's laws and regulations concerning air and water emissions and hazardous waste treatment, storage and disposal. *Secretariate de Medio Ambiente Y Recursos Naturales* is given broad authority to enforce compliance with environmental laws and regulations and can require that operations be suspended pending completion of required remedial action.

Licenses, Permits and Product Registrations. Certain licenses, permits and product registrations are required for our products and operations in the United States, Mexico and other countries in which we do business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and the Toxic Substances Control Act, and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations. Under FIFRA, the registration system requires an ongoing submission to the EPA of substantial scientific research and testing data regarding the chemistry and toxicology of pesticide products by manufacturers. Under agreements with other industry participants, we share most research and testing costs pertaining to our chemical products. We incurred expenses of approximately $1.5 million in fiscal year 2007, $1.2 million in fiscal year 2006 and $990,000 in fiscal year 2005 in connection with the research, testing and other expenses related to our participation in several industry task forces.

Environmental Regulatory Proceedings. The Florida Department of Environmental Protection ("FDEP") is cleaning up a Florida site known as the Seminole Refinery/St. Marks Refinery Site. In October 2003, we received correspondence from the FDEP regarding past operations of Idacon, Inc. on this site. One of our subsidiaries purchased substantially all of Idacon's assets, which did not include the refinery site, in 1988. This site is alleged to be contaminated with dioxins, pentachlorophenol and other contaminants. The FDEP alleged in its October 2003 letter that we may be responsible for violations at the site. We have received no further correspondence or demands from the FDEP. We cannot assure you that the FDEP will not designate us as a potentially responsible party.

The EPA has listed the Star Lake Canal Superfund Site in Port Neches and Groves, Texas on the National Priorities List. In December 2002, we received a letter from the EPA addressed to Idacon, Inc. (f/k/a Sonford Chemical Company) notifying Idacon of potential liability under CERCLA in connection with this site. The letter requested reimbursement from Idacon for costs incurred by the EPA in responding to releases at the sites, equal to approximately $500,000 as of July 31, 2002. Idacon sold substantially all of its assets to one of our subsidiaries in 1988. We responded to a request for information from the EPA on the corporate history and relationship between us and Sonford Chemical Company in April 2003. We have received no additional correspondence from the EPA. However, on December 22, 2005, the EPA and certain potentially responsible parties entered an administrative order on consent which requires the implementation of a several year long remedial investigation and feasibility study. A remedy, if any, will not be selected until studies are complete, a proposed remedy plan is released for public comment, and the EPA issues a record of decision documenting the basis for selecting its remedy or decision that no further action is required. We cannot assure you that the EPA will not designate us as a potentially responsible party.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this report. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Relating to Our Business

We may experience a reduced demand for our wood preserving chemicals if the demand for the wood products on which those chemicals are used decreases, which may adversely affect our business, results of operations, cash flow and financial condition.

Our wood preserving chemicals, penta and creosote, which represented 80% of our total revenues in fiscal year 2007, are sold into mature markets. The principal consumers of our wood preserving chemicals are industrial wood treating companies who use our products to protect wood utility poles and railroad crossties from insect damage and decay. Although these products are sold into relatively stable markets, the demand for treated wood generally increases or decreases with the financial strength and maintenance budgets of electric utilities and railroad companies.

Penta is used primarily to treat utility poles in the United States. In recent years, utility pole demand has generally declined, as we believe electric utilities in the United States have reduced their maintenance spending due to competitive pressures arising from deregulation. Although utility pole demand has recently increased, deregulation may continue to affect negatively the utility pole market.

The preservation of wood railroad crossties represents the largest market for creosote in the United States. We believe that since January 2001 average annual purchases of wood crossties by United States and Canadian railroads have ranged from approximately 14.0 million to 22.0 million. In fiscal year 2007, purchases reached the top end of this range but are now declining somewhat. If the current purchase rate continues to decline, or if railroads shift significantly to a greater use of non-wood ties, such as those made with concrete or plastic, we will experience a decline in our creosote sales.

A decline in either utility pole or wood crosstie sales could have a material adverse effect on our business, financial condition and results of operations.

Increases in the price of our primary raw materials may decrease our profitability and adversely affect our liquidity and cash flow.

Chlorine is a key component in the manufacture of penta. The price we pay for chlorine has more than quadrupled since fiscal year 2002. Although we have been able to achieve significant price increases for penta since July 2002, these increases have not been sufficient to maintain the previous profitability of that product. High energy prices have increased the competition for creosote, since it can be burned as a fuel in certain markets and can be used as feed stock in the carbon black market. Creosote is produced by our suppliers from the distillation of coal tar. Coal tar supplies, particularly in the United States, are in short supply, a situation which we expect will continue indefinitely. Historically, the cost of our creosote has increased each year, and we believe that it will continue to increase.

The prices we pay for our raw materials have increased significantly in the last several years, and we have not always been able to pass increases through to our customers fully and timely. In the future, we may be unable to pass on increases in our raw material costs, and raw material price increases may erode the profitability of our products by reducing our gross margins. Price increases for raw materials may also increase our working capital needs, which could affect adversely our liquidity and cash flow. For these reasons, we cannot assure you that raw material cost increases will not have a material adverse effect on our financial condition and results of operations.

If our products are not re-registered by the EPA or are re-registered subject to new restrictions, our ability to sell our products may be curtailed or significantly limited.

Our creosote, penta and MSMA products, and many of our animal health products, are presently undergoing re-registration review by the EPA under FIFRA. We have submitted and will submit a wide range of scientific data to support our U.S. registrations. In order to be re-registered, we are required to demonstrate, among other things, that our products will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. The EPA has issued its preliminary risk assessments for creosote and penta, and has identified certain risks to human health and the environment. In August 2006, the EPA issued a preliminary re-registration eligibility decision and concluded that MSMA is not eligible for re-registration. Alone and with other registrants of these products, we have provided and will provide comments and data on the preliminary risk assessment for creosote and penta, and on the re-registration eligibility decision for MSMA, to show to the EPA that our products do not pose unreasonable risk to human health and the environment when used in accordance with approved label directions. We cannot assure you as to when or if the EPA will issue a final decision concluding that our creosote and penta products, and our animal health pesticides and agricultural chemicals, do not pose an unreasonable risk to human health or the environment when used in accordance with approved label directions. We also cannot assure you as to when or if those products will be re-registered by the EPA, or if re-registered, what use or labeling restrictions might be required to obviate or mitigate risks identified by the EPA. Even if our products are re-registered by the EPA, we cannot assure you that our products will not be subject to further data submission requirements, or subject to use or labeling restrictions, that have an adverse effect on our financial position and results of operations. The failure of our current or future-acquired products to be re-registered by the EPA or the imposition of new use, labeling or other restrictions in connection with re-registration would have a material adverse effect on our financial condition and results of operations.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative, and industry requirements or by supply-chain driven pressures to shift to environmentally preferable alternatives.

Changes in regulatory, legislative and industry requirements, or changes driven by supply-chain pressures, may shift current customers away from products using penta, creosote or certain of our other products and toward alternative products that are believed to have fewer environmental effects. The EPA, foreign and state regulators, local governments, private environmental advocacy organizations and a number of large industrial companies have proposed or adopted policies designed to decrease the use of a variety of chemicals, including penta, creosote and others included in certain of our products. Our ability to anticipate changes in regulatory, legislative, and industry requirements, or changes driven by supply-chain pressures, will be a significant factor in our ability to remain competitive. Further, we may not be able to comply with changed or new regulatory or industrial standards that may be necessary for us to remain competitive.

We cannot assure you that the EPA, foreign and state regulators and local governments will not restrict the uses of penta, creosote or certain of our other products or ban the use of one or more of these products, or that the companies who use our products may decide to reduce significantly or cease the use of our products voluntarily. As a result, our products may become obsolete or less attractive to our customers.

We are dependent on a limited number of suppliers for cosolvent, creosote and one of our animal health pesticides, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

We depend on two major suppliers for the cosolvent needed to produce the liquid formulation of our penta product. Both of these suppliers produce cosolvent as a byproduct of a process intended to manufacture a higher value product. Changes in that process or in market conditions affecting the higher value product could materially affect the availability or price of cosolvent. Our creosote is supplied primarily by two suppliers. There are no other significant suppliers of creosote for the North American market. We have one major supplier and one minor supplier of the tetrachlorvinphos active ingredient for our Rabon and Ravap products, and only one supplier for each of two other active ingredients in our animal health pesticides, dichlorvos and endosulfan.

If we were to lose any of these suppliers, we might have difficulty securing a replacement supplier at reasonable cost, and no assurance can be given that such loss would not have a material adverse effect on our financial condition and results of operations.

Weather may impact our ability to conduct business adversely.

The supplier of approximately one-half of our creosote is based in Europe. As such, we are dependent on terminals located in coastal areas for the importation of a substantial portion of the creosote we use. These terminals are vulnerable to hurricanes and other adverse weather conditions that have the potential to cause substantial damage to terminal facilities and interrupt our importation of creosote. For example, in 2005 Hurricane Katrina forced us to close our terminal in New Orleans, Louisiana temporarily and locate an interim substitute terminal. We cannot assure you that adverse weather conditions will not affect our importation of creosote in the future, the occurrence of which could have a material adverse effect on our financial condition and results of operations.

If we are unable to identify, fund and execute new acquisitions, we will not be able to execute a key element of our business strategy.

Our strategy is to grow primarily by acquiring additional businesses and product lines. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses and product lines, or successfully integrate any acquired business or product line without substantial expenses, delays or other operational or financial difficulties. Financing for acquisitions may not be available, or may be available only at a cost or on terms and conditions that are unacceptable to us. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities, impairment of acquired intangible assets and other one-time or ongoing acquisition-related expenses. Some or all of these special risks or effects could have a material adverse effect on our financial and operating results. In addition, we cannot assure you that acquired businesses or product lines, if any, will achieve anticipated revenues and earnings.

The consideration we pay in connection with an acquisition also may affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our common stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing common shareholders may be diluted, and our earnings per share may decrease.

If we are unable to successfully position ourselves in smaller niche markets, our business may be adversely affected.

We are positioned in smaller niche markets that have been or are being abandoned by larger chemical companies. These markets tend not to attract larger chemical companies due to lower volume demand. As a result, larger chemical companies have been divesting themselves of products and businesses that fall into these smaller markets where our acquisition efforts are focused. Larger companies sometimes market and sell newer competing products using other technologies or containing different active ingredients, and their sales efforts may shift demand to these newer products and depress sales of the older products. Thus, we cannot assure you that we will be successful or continue to be successful in niche markets.

The specialty chemical industry is highly competitive, and we may not be able to compete effectively with our competitors, which could adversely impact our results of operations.

The specialty chemical industry is highly competitive. Competition in specialty chemicals is based upon a number of considerations, such as the size of our competitors, competition for raw materials, product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, and price. Among the participants in the specialty chemical industry are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, some of our competitors have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Increased competition in any of our business segments could compel us to reduce the price we receive for our products, which could result in reduced profit margins and/or loss of market share.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.

Our revolving credit facility and the senior credit facility with Wachovia Bank, N.A. contain a number of significant covenants which affect our ability to take certain actions and restrict our ability to incur additional debt. These include covenants that prohibit acquisitions that are not approved by Wachovia Bank. In addition, our revolving credit facility requires us to maintain certain financial ratios and satisfy certain financial condition tests, which may require us to take action to reduce our debt or take some other action to comply with them.

These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that these restrictive covenants impose on us.

A breach of any of these covenants would result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under our other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

The distribution and sale of our products is subject to prior governmental approvals and thereafter ongoing governmental regulation.

Our products are subject to laws administered by federal, state and foreign governments, including regulations requiring registration, approval and labeling of our products. The labeling requirements restrict the use and type of application for our products. More stringent restrictions could make our products less desirable which would adversely affect our sales and profitability. All of our products are subject to the EPA's registration and re-registration requirements, and are conditionally registered in accordance with FIFRA. Those registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. All states where our products are used also require registration before they can be marketed or used in that state.

Governmental regulatory authorities have required, and may require in the future, that certain scientific testing and data production be provided on our products. We have and are currently furnishing certain required data relative to our products. Under FIFRA, the federal government requires registrants to submit a wide range of scientific data to support U.S. registrations. This requirement significantly increases our operating expenses, and we expect those expenses will continue in the future. Because scientific analyses are constantly improving, we cannot determine with certainty whether or not new or additional tests may be required by regulatory authorities. While Good Laboratory Practice standards specify the minimum practices and procedures which must be followed in order to ensure the quality and integrity of data related to these tests submitted to the EPA, there can be no assurance that the EPA will not request certain tests or studies be repeated. In addition, more stringent legislation or requirements may be imposed in the future. We can provide no assurance that our resources will be adequate to meet the costs of regulatory compliance, or that the cost of such compliance will not adversely affect our profitability.

We are subject to extensive environmental laws and regulations and may incur costs that have a material adverse effect on our financial condition as a result of violations of or liabilities under environmental laws and regulations.

Like other companies involved in environmentally sensitive businesses, our operations and properties are subject to extensive and stringent federal, state, local and foreign environmental laws and regulations, including those concerning, among other things:

- the treatment, storage and disposal of wastes;
- the investigation and remediation of contaminated soil and groundwater;
- the discharge of effluents into waterways;
- the emission of substances into the air; and
- other matters relating to environmental protection and various health and safety matters.

The EPA and other federal and state agencies, as well as comparable agencies in Mexico and in other countries where we sell our products, have the authority to promulgate regulations that could have a material adverse impact on our operations. These environmental laws and regulations may require permits for certain types of operations, requires the installation of expensive pollution control equipment, place restrictions upon operations or impose substantial liability for pollution resulting from our operations. We expend substantial funds to minimize the discharge of hazardous materials in the environment and to comply with governmental regulations relating to protection of the environment. Compliance with environmental and health and safety laws and regulations has resulted in ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. We have incurred, and expect to continue to incur, significant costs to comply with environmental and health and safety laws. Federal, state and foreign governmental authorities may seek fines and penalties, as well as injunctive relief, for violation of the various laws and governmental regulations, and could, among other things, impose liability on us for cleaning up the damage resulting from a release of pesticides, hazardous materials or other chemicals into the environment.

Our use of hazardous materials exposes us to potential liabilities.

Our manufacturing and distribution of chemical products involve the controlled use of hazardous materials. Our operations, therefore, are subject to various associated risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, fires, mechanical failure, storage facility leaks and similar events. Our suppliers are subject to similar risks which may adversely impact the availability of raw materials. While we adapt our manufacturing and distribution processes to the environmental control standards of regulatory authorities, we cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials, including injury of our employees, individuals who handle our products or goods treated with our products, or others who claim to have been exposed to our products, nor can we completely eliminate the unanticipated interruption or suspension of operations at our facilities due to such events. We may be held liable for significant damages or fines in the event of contamination or injury, and such assessed damages or fines could have a material adverse effect on our financial performance and results of operations.

Our business success depends significantly on the reliability and sufficiency of our manufacturing facilities.

Our revenues depend significantly on the continued operation of our manufacturing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard operation or performance of equipment, power outages, explosions, fires, natural disasters and other unscheduled downtime. The occurrence of material operational problems or the loss or shutdown of our facilities over an extended period of time due to these or other events could have a material adverse effect on our financial performance and operating results.

Our business is subject to many operational risks for which we may not be adequately insured.

We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. In addition, we cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental incidences is available at a reasonable cost. Accordingly, we may be subject to an uninsured or under-insured loss in such cases.

We may experience a reduction in demand for creosote if our customers dilute creosote with fuel oil prior to treating.

If creosote begins selling at a premium to fuel oil, it is likely that some of our customers would dilute creosote with fuel oil. The potential for dilution with fuel oil is a limiting factor on our ability to price creosote. If dilution were to occur on a widespread basis, we could see a significant decline in our creosote sales. A decline in creosote sales could have a material adverse effect on our results of operations.

Our business may be adversely affected by cyclical and seasonal effects.

In general, the chemical industry is cyclical and product demand for certain products is seasonal. Many of our products are used in industries that are cyclical in nature. Changes affecting these industries can adversely affect our revenues and margins. Seasonal usage of our chemical products follows varying agricultural seasonal patterns, weather conditions and weather-related pressure from pests, as well as customer marketing programs and requirements. Weather patterns can have an impact on our sales, particularly sales of our agricultural chemicals. The end users of some of our products may, because of weather patterns, delay or intermittently suspend field work during the planting season which may result in a reduction in the use of some products and therefore reduce our revenues and profitability. There can be no assurance that we will adequately address any adverse seasonal effects.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior management team, including J. Neal Butler, our President and Chief Executive Officer, John V. Sobchak, our Chief Financial Officer, and Roger C. Jackson, our General Counsel. The loss of any member of our senior management team or an inability to attract, retain and maintain additional qualified personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel when needed.

If we are unable to successfully negotiate with the labor unions representing our employees, we may experience a material work stoppage.

More than half of our full-time employees who work at our facility in Matamoros, Mexico, where penta and certain other products are produced, are represented under a labor contract that is negotiated annually. We cannot assure you that a new agreement will be reached each year without union action, or that a new agreement will be reached on terms satisfactory to us. An extended work stoppage, slowdown or other action by our employees could significantly disrupt our business. Future labor contracts may be on terms that result in higher labor costs to us, which also could adversely affect our results of operations.

We are subject to possible risk of terrorist attacks which could adversely affect our business.

Since September 11, 2001, there have been increasing concerns that chemical manufacturing facilities and railcars carrying hazardous chemicals may be at an increased risk of future terrorist attacks. Additionally, federal, state and local governments have begun a regulatory process that could lead to new regulations impacting the security of chemical industry facilities and the transportation of hazardous chemicals. Our business could be adversely impacted if a terrorist incident were to occur at any chemical facility or while a railcar or tank truck was transporting chemicals. In addition, our business could be affected due to the cost of complying with new regulations. We are not insured against terrorist attacks, and there can be no assurance that losses that could result from a terrorist attack on one of our facilities, railcars or tank trucks would not have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks inherent in foreign operations, including changes in social, political and economic conditions.

We have facilities in the United States and Mexico, and generate a portion of our sales in foreign countries, primarily in Latin America. In fiscal year 2007, our production facilities in Matamoros, Mexico comprised approximately 32% of our property, plant and equipment, and approximately 4% of our net sales were in foreign countries. Like other companies with foreign operations and sales, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. We are also exposed to risks associated with changes in the laws and policies governing foreign investments in Mexico and, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. While such changes in laws, regulations and conditions have not had a material adverse effect on our business or financial condition, we cannot assure you as to the future effect of any such changes.

ITEM 2. PROPERTIES

We own or lease the following properties.

Location	Primary Use	Approximate Size	Owned/ Leased	Lease Expiration Date
Houston, Texas	Corporate Office	8,000 square feet	Leased	March 31, 2009
Elwood, Kansas	Manufacture and Warehouse: Animal Health Pesticides	14.9 acres	Owned	N/A
Matamoros, Mexico	Manufacture and Warehouse: Penta and MSMA	13.0 acres	Owned	N/A
Tuscaloosa, Alabama...	Formulation and Distribution: Penta	2.0 acres	Owned	N/A

We manufacture and warehouse certain of our animal health pesticides at our Elwood, Kansas facility. We manufacture and warehouse penta products and MSMA products at our Matamoros, Mexico facility, and formulate and distribute penta solutions at our Tuscaloosa, Alabama facility. We believe that all of these properties are adequately insured, in good condition and suitable for their anticipated future use. We believe that if the lease for our corporate office is not renewed or is terminated, we can obtain other suitable facilities.

We also have one long-term tank storage agreement with a commercial terminal facility where we store creosote for distribution, and have several storage agreements with commercial warehouses from which we distribute our agrochemicals. Our bulk storage terminal is on the Mississippi River near New Orleans at Avondale, Louisiana. That terminal is used primarily for creosote imported by us from Europe. If our tank storage agreement is not renewed or is terminated, we believe we can obtain other suitable facilities.

ITEM 3. LEGAL PROCEEDINGS

On August 8, 2007 a lawsuit was filed against us in Superior Court, Fulton County, Georgia (Atlanta) styled *John Bailey, et al vs Cleveland G. Meredith et al.* The plaintiffs are persons living near the wood treating facility of one of our customers. The plaintiffs complain that emissions from the wood treating facility have caused harm to their property and person, and claim that we are also responsible because we sold wood treating chemicals to the facility. The plaintiffs are seeking damages in an unspecified amount and other remedies, including injunctive relief. We intend to defend the matter vigorously. As the litigation is in the early stages of the legal process, and given the inherent uncertainties of litigation, the ultimate outcome cannot be predicted at this time, nor can the amount of any potential loss be reasonably estimated.

Suit was filed in 1998 against KMG de Mexico respecting the title to the land on which our facility in Matamoros is located. The plaintiffs claim that their title to the land was superior to the person from whom our subsidiary bought the land. The suit was filed in Matamoros, Mexico under *Adolfo Cazares Rosas, et al vs. KMG de Mexico and Guillermo Villarreal.* The plaintiffs are seeking to have our purchase overturned and to recover the land or its value. We have been defending this matter vigorously, and in October 2006 the lower court's judgment in favor of our title was affirmed by the intermediate appellate court. That judgment has been appealed by the plaintiffs to the federal court *(Tribunal Colegiado).* The ultimate outcome of this litigation cannot be determined at this time, nor can the amount of any potential loss be reasonably estimated.

We are periodically a party to other legal proceedings and claims that arise in the ordinary course of business. We do not believe that the outcome of any of those matters will have a material adverse effect on our business, financial condition and operating results.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of fiscal 2007 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUES PURCHASER OF EQUITY SECURITIES

Since May 2006, our common stock, par value $.01 per share, has traded on The Nasdaq Global Market (trading symbol KMGB), and prior to that date our common stock has been quoted on either the Nasdaq Capital Market or the Nasdaq National Market under the same symbol. As of October 12, 2007, there were 10,911,599 shares of Common Stock issued and outstanding held by approximately 500 shareholders of record, and more than 300 round lot holders. The following table represents:

- the high and low sale prices for our common stock as reported by the Nasdaq Global Market during fiscal year 2007;
- the high and low sale prices for our common stock as reported by the Nasdaq National Market during the period from May 1, 2006 through July 31, 2006;
- the high and low sale prices for our common stock as reported by the Nasdaq Capital Market for the first, second and third quarters of fiscal year 2006; and
- the semi-annual dividends we declared and paid during fiscal years 2006 and 2007.

	Common Stock Prices		Dividends Declared	
	High	Low	Per Share	Amount
Fiscal 2007				
First Quarter	$ 9.62	$ 7.50	$ 0.0375	$ 394,982
Second Quarter	10.75	8.81		
Third Quarter	12.50	9.30	0.0375	395,799
Fourth Quarter	28.25	11.20		
Fiscal 2006				
First Quarter	$ 9.870	$ 6.270	$ 0.0375	$ 329,479
Second Quarter	8.650	6.250		
Third Quarter	9.964	8.130	0.0375	330,642
Fourth Quarter	9.670	7.040		

We intend to pay out a reasonable share of net cash provided by operations as dividends, consistent on average with the payout record of past years. We declared and paid a dividend in the first quarter of fiscal year 2008 of $.02 per share, or approximately $218,000. The quarterly dividend represents an increase in our annualized dividend rate from $0.075 per share to $0.08 per share. We have paid dividends on a semiannual basis, but in the future we plan to make dividend distributions on a quarterly basis. The future payment of dividends, however, will be within the discretion of the Board of Directors and depends on our profitability, capital requirements, financial condition, growth, business opportunities and other factors which our Board of Directors may deem relevant.

We repurchased no shares in fiscal 2007.

On July 6, 2006, we sold shares of common stock in a public offering underwritten by Boenning & Scattergood, Inc. and Sterne, Agee & Leach, Inc. In the offering we sold 1,710,000 shares of common stock and selling shareholders sold 1,510,000 shares of common stock. The shares were sold at a price per share of $7.00 ($6.51 net of underwriting discounts and commissions of $.49 per share). After offering expenses, we received $10.5 million in net proceeds from the sale of 1,710,000 shares of common stock.

On April 21, 2005, we sold 1,200,000 shares of common stock in a private placement. Tontine Capital Partners, L.P. purchased 1,000,000 shares, and Terrier Partners, L.P. purchased 200,000 shares. The shares were purchased at a price of $5.00 per share for an aggregate price of $6,000,000. We paid a fee of $275,000 and issued 10,000 treasury shares to Boenning & Scattergood, Inc., for acting as placement agent in connection with the offering. The securities sold in the offering were sold in reliance on the exemption from registration in Rule 506 of Regulation D under the Securities Act of 1933, as amended and pursuant to the exemption under Section 4(2) of that act.

The following table presents securities authorized for issuance pursuant to options granted under equity compensation plans (see note 14 to the notes to the consolidated financial statements included in this report):

Range of Exercise Price	Shares Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
$ 2.48-5.00	429,500	7.8 years	$ 3.80	312,500	$ 3.62

The following table presents unvested, performance-based restricted stock awarded under equity compensation plans (see note 14 to the notes to consolidated financial statements included in this report):

	Maximum Grants
2005 Awards	48,400
2007 Awards	39,750

In December 2003, we purchased certain penta distribution assets of Wood Protection Products, Inc., and granted an affiliate of the seller an option to acquire 175,000 shares of our common stock at an exercise price of $2.50 per share. The option was vested when granted, and is exercisable for five years. The issuance of the option was exempt pursuant to Section 4(2) of the Securities Act of 1933. The option holder has exercised 25,000 shares.

ITEM 6. SELECTED FINANCIAL DATA

The following table shows selected historical consolidated financial data for the five fiscal years ended July 31, 2007. The financial data for each of the three fiscal years ended July 31, 2007 has been derived from our audited consolidated financial statements included elsewhere in this report. The financial data for each of the two fiscal years ended July 31, 2004 has been derived from our audited consolidated financial statements. The data should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

	Year Ended July 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands, except per share data)				
Statement of Operations Data (1):					
Net sales	$ 89,785	$ 71,016	$ 59,168	$ 43,610	$ 35,536
Cost of sales	58,942	47,158	41,102	30,859	24,245
Gross profit	30,843	23,858	18,066	12,751	11,291
Selling, general & administrative expenses	16,258	14,802	12,664	9,636	8,149
Impairment charge	—	2,368	—	—	—
Operating income	14,585	6,688	5,402	3,115	3,142
Interest expense	(945)	(1,044)	(620)	(364)	(162)
Other income	566	246	38	93	2
Total other (expense)	(379)	(798)	(582)	(271)	(160)
Income before income taxes	14,206	5,890	4,820	2,844	2,982
Provision for income taxes	(5,357)	(2,114)	(1,768)	(1,081)	(1,065)
Net income	$ 8,849	$ 3,776	$ 3,052	$ 1,763	$ 1,917
Earnings per share—basic	$ 0.84	$ 0.42	$ 0.39	$ 0.23	$ 0.26
Earnings per share—diluted	$ 0.80	$ 0.40	$ 0.37	$ 0.23	$ 0.25
Weighted average shares outstanding—basic	10,573	8,914	7,901	7,543	7,513
Weighted average shares outstanding—diluted	11,034	9,447	8,256	7,631	7,550
Cash Flow Data (1):					
Net cash provided by operating activities	$ 8,968	$ 7,086	$ 7,563	$ 3,735	$ 3,095
Net cash used in investing activities	(802)	(10,967)	(13,442)	(11,816)	(4,424)
Net cash provided by (used in) financing activities	(3,330)	6,269	13,685	7,565	1,585
Payment of dividends	791	660	529	452	394
Depreciation and amortization	3,832	3,889	2,204	1,643	1,423
Impairment charge	—	2,368	—	—	—
Additions to property, plant and equipment	581	2,085	445	972	276
Balance Sheet Data (1):					
Total assets	$ 81,233	$ 72,702	$ 61,103	$ 43,240	$ 32,337
Long-term debt, net of current portion	10,468	13,981	17,644	11,235	4,250
Total stockholders' equity	56,410	46,918	32,888	24,590	23,029

(1) Our historical results are not necessarily indicative of results to be expected for any future period. The comparability of the data is affected by our acquisitions in fiscal 2006, 2005, 2004 and 2003, and by the adoption of SFAS 142 in fiscal 2003, the adoption of SFAS 123(R) in fiscal year 2006, and the impairment of MSMA assets in fiscal year 2006. See, "Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" section of this report and our consolidated financial statements and the related notes and other financial information included elsewhere in this report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the section entitled "Risk Factors" and elsewhere in this report.

Introduction

We manufacture, formulate and globally distribute specialty chemicals. We operate businesses engaged in industrial wood preservation and agrochemicals, including animal health pesticides and agricultural chemicals. Our wood preserving chemicals, penta and creosote, are used by our industrial customers primarily to extend the useful life of utility poles and railroad crossties. Our animal health pesticides are used on cattle, swine and poultry to protect these animals from flies and other pests. Our agricultural chemicals include an herbicide used primarily for weed control in cotton and sugarcane fields and along highways.

Approximately 80% of our fiscal year 2007 revenues resulted from industrial wood preservation chemicals, with approximately 48% of those revenues attributable to creosote and 32% attributable to penta. Agrochemicals accounted for the remaining 20% of our fiscal year 2007 revenues, with 16% attributable to animal health pesticides and 4% attributable to our agricultural chemicals.

Our results of operations are impacted by various competitive and other factors including:

- fluctuations in sales volumes;
- raw material pricing and availability;
- our ability to acquire and integrate new products and businesses; and
- the difference between prices received by us for our specialty chemical products and the costs to produce those products.

Raw material prices have increased over the past several years, including the cost of our primary raw materials, chlorine, phenol, creosote and cosolvent. We have not always been able to pass these price increases on to our customers. As a result, the margins for some of our products have been reduced.

Our sales volumes, especially those of our wood preserving chemicals, have increased due to the continued strong demand for utility poles and railroad crossties and our ability to strengthen our market position.

We experience large fluctuations in the quarterly sales volumes of our agricultural products due to seasonal agricultural patterns. As a result, our sales and earnings are typically higher in the second half of the fiscal year than in the first half.

Acquisitions

A key element of our business strategy is to acquire businesses and assets that operate in segments of the specialty chemical industry exhibiting those characteristics we believe provide us with opportunities to grow our company in a manner that increases shareholder value. The acquisitions we have completed since 2003 are summarized below.

In February 2006, we purchased certain assets of the animal health pesticides business of Boehringer Ingelheim. The assets we purchased included pesticide registrations for pesticides used on cattle, swine, poultry and livestock premises, a manufacturing and warehouse facility in Elwood, Kansas and related equipment. We also purchased the insecticides finished goods, raw materials and packaging inventory on hand at closing. The pesticides registrations acquired in the transaction are for the United States, Canada, Australia, Mexico and several other countries in Latin America, and they complement our existing animal health pesticides registrations. The new pesticides include a leading brand of insecticidal ear tags for cattle and several liquid and dust formulations for livestock and their premises. Through the end of fiscal year 2006, Boehringer Ingelheim continued to market the purchased pesticides as our sole distributor in the United States pursuant to a transition agreement with us. The purchase price was approximately $8.9 million, including $2.7 million of inventory. We financed the acquisition entirely with available cash.

In June 2005, we purchased certain penta assets from Basic Chemicals Company, LLC, a wholly-owned subsidiary of Occidental Chemical. The assets we purchased included product registrations and data, manufacturing equipment and certain other assets. The product registrations we acquired in the transaction are for the United States and Canada. Following this acquisition, we became the sole producer and registration holder for penta in North America. Basic Chemicals Company acquired the penta assets from Vulcan Materials Company immediately prior to our purchase as part of a larger purchase of the chemicals business of Vulcan Materials Company. The purchase price was $13.4 million, payable with $3.4 million from available cash at closing, and a $10.0 million promissory note. The promissory note is payable in five equal annual principal installments of $2.0 million plus interest at 4% per annum.

In fiscal year 2004, we made three acquisitions with an aggregate purchase price of approximately $11.6 million. In December 2003, we purchased certain penta distribution assets of Wood Protection Products. As part of the purchase, we also granted an option to acquire 175,000 shares of our common stock, exercisable at $2.50 per share. The acquisition included distribution and plant equipment, inventory, penta product registrations and a consulting and non-compete agreement with the principal shareholder of Wood Protection Products. We primarily financed the cash portion of the purchase price with a $6.0 million term loan.

In June 2004, we purchased creosote product registrations from Trenton Sales. In connection with our purchase, we entered into a long term supply agreement with Lufkin Creosoting Co., an affiliate of Trenton Sales, under which we sell Lufkin Creosoting its creosote requirements for its wood treating operations. We also assumed Trenton Sales' long term creosote supply agreement with a Mexican producer of creosote. Although we had been purchasing creosote from the same Mexican creosote producer prior to the acquisition, the acquisition increased our purchases of that lower cost creosote supply. We also purchased the Ravap trade name and inventory from Boehringer Ingelheim in June 2004. The creosote distribution and Ravap acquisitions were completed using available cash, borrowings under our revolving loan and by increasing one of our senior term loans by $3.0 million.

Results of Operations

Segment Data

Segment data is presented for our four segments for the three fiscal years ended July 31, 2007, 2006 and 2005. You should read the foregoing segment data in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report.

	Year Ended July 31,		
	2007	2006	2005
	(Amounts in thousands)		
Revenues:			
Penta	$ 28,377	$ 27,862	$ 20,806
Creosote	43,645	30,674	29,199
Animal health pesticides	14,149	8,664	5,059
Agricultural chemicals	3,614	3,816	4,104
	89,785	$ 71,016	$ 59,168
Depreciation and amortization:			
Penta	$ 2,485	$ 2,334	$ 886
Creosote	297	293	298
Animal health pesticides	899	409	150
Agricultural chemicals	100	821	817
	$ 3,781	$ 3,857	$ 2,151
Income (loss) from operations:			
Penta	$ 9,504	$ 9,145	$ 6,102
Creosote	9,175	4,048	2,933
Animal health pesticides	3,112	1,537	1,015
Agricultural chemicals (1)	(533)	(3,235)	(368)
	$ 21,258	$ 11,495	$ 9,682

(1) Includes a non-cash impairment charge of approximately $2.4 million in fiscal year 2006.

Segment Revenue

The net sales revenues of the penta segment increased by $515,000 to $28.4 million in fiscal year 2007 from $27.9 million in fiscal year 2006, or a 1.8% increase. The penta revenue increase was the result of higher penta prices. Creosote segment revenues increased by $13.0 million to $43.6 million in fiscal year 2007 from $30.7 million in fiscal year 2006, a 42.3% increase. Our creosote revenues expanded in fiscal year 2007 on price increases as volume was down about 4.3% compared with fiscal year 2006. Demand for treated railroad crossties by major railroads continued at the upper end of the historic range since 2001 of between 14.0 million and 22.0 million crossties purchased annually. We expect that demand for wood treating chemicals will be flat in fiscal year 2008 relative to fiscal year 2007.

Animal health pesticides segment sales revenues increased by $5.5 million to $14.1 million in fiscal year 2007 from $8.7 million in fiscal year 2006, or a 63.3% increase. In February 2006 we purchased the animal health pesticide business of Boehringer Ingelheim, and the acquisition of those product lines and the introduction of a new ear tag product accounted for the increase in segment revenue over the prior fiscal year. Sales revenue in agricultural chemicals decreased on lesser volume by $202,000 to $3.6 million in fiscal year 2007 from $3.8 million in fiscal year 2006, or a 5.3% decrease caused by drought conditions and reduced cotton acreage in certain markets in the United States. Sales of our animal health and agricultural products are seasonal, and occur primarily in the second half of our fiscal year. Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements. Weather patterns can have an impact on our sales, particularly sales of agricultural chemicals. The end users of some of our products may, because of weather patterns, delay or intermittently disrupt field work during the planting season, which may result in a reduction of the use of some products and reduce our revenues and profitability. The combined revenues from products subject to seasonal variations represented about 20% of our total annual revenues. Their peak selling season is during the last two quarters of the fiscal year, and revenue and profit are concentrated in these periods.

Segment Income (Loss) from Operations

Income from operations of the penta segment increased by $359,000 to $9.5 million in fiscal year 2007 from $9.1 million in fiscal year 2006, or an increase of 3.9%, primarily because of higher revenue. In fiscal year 2007, creosote segment income from operations increased by $5.1 million to $9.2 million from $4.0 million in fiscal year 2006, or an increase of 127%, on higher creosote prices. Animal health pesticides segment income from operations increased by $1.6 million to $3.1 million in fiscal year 2007 from $1.5 million in fiscal year 2006, or an increase of 102%. Animal health pesticides segment volume increased, because of products acquired from Boehringer Ingelheim in fiscal year 2006, including the new Avenger ear tag we introduced in fiscal 2007. The interim marketing arrangement with Boehringer Ingelheim was terminated at the end of July 2006, and in fiscal year 2007 we experienced operating margins comparable to more normal levels for the segment. The agricultural chemicals segment had a loss of $533,000 in fiscal year 2007 as compared with a pre-impairment loss in fiscal year 2006 of $867,000.

Fiscal Year 2007 compared with Fiscal Year 2006 and
Fiscal Year 2006 compared with Fiscal Year 2005

Net Sales Revenue and Gross Profit

Fiscal Year 2007 vs. Fiscal Year 2006. Net sales revenue increased from $71.0 million in fiscal year 2006 to $89.8 million in fiscal year 2007, an increase of 26.4%. For fiscal year 2007, penta net sales comprised 2.7% of the increase while 69.1% of the increase in net sales came from our creosote segment. Creosote prices increased significantly in fiscal year 2007, driven substantially by increases in our purchase cost for creosote. Approximately 29.2% of the increase in net sales revenue came from the animal health segment where we experienced increased volume because of the effect of sales of the products acquired from Boehringer Ingelheim in February 2006, including the introduction of the new Avenger ear tag. Agricultural chemical sales declined $202,000 on decreased volume.

Gross profit increased by $7.0 million, or 29.3%, to $30.8 million in fiscal year 2007. Gross profit as a percent of sales increased to 34.4% of sales in fiscal year 2007 as compared to 33.6% of sales in fiscal year 2006. The margin improvement in fiscal year 2007 came from the creosote and animal health segments, as penta margins were down in fiscal year 2007 on increased costs by approximately $500,000. Creosote gross profit increased $3.9 million on higher prices, even though we experienced a significantly higher cost from our suppliers, and our margin on sales improved to 27.2% of sales in fiscal year 2007 from 25.9% in the prior year. Gross profit in the animal health segment improved by $3.5 million, and margin increased to 44.5% from 32.9% in fiscal year 2006. The termination of the interim marketing arrangement with Boehringer Ingelheim positively affected animal health margins in fiscal year 2007. Because other companies may include certain of the costs that we record in cost of sales in selling, general and administrative expenses, and may include certain of the costs that we record in selling, general and administrative expenses as cost of sales, our gross profit may not be comparable to that reported by other companies. Margins will continue to be impacted in fiscal year 2008 by the high costs of raw materials used to produce penta. Penta raw material costs for chlorine and phenol remained at high levels in fiscal year 2007 and the solvent used for penta solutions increased in cost approximately 13.7% over fiscal year 2006. We expect that penta raw material costs will continue at high levels throughout fiscal year 2008, maintaining pressure on our penta margins. We also expect that our creosote raw material costs will be under increased upward pressure in fiscal year 2008 and beyond, because the supply of creosote has begun to tighten.

In fiscal year 2006 MSMA market conditions deteriorated at the end the fiscal year and regulatory actions by EPA adversely affected the product line. We concluded that assets related to MSMA were impaired, and that an impairment charge of $2.4 million in fiscal year 2006 was required based on diminished future expected cash flows and a shorter expected useful life. The net value of the long-lived MSMA assets on our balance sheet at July 31, 2007 is $117,000 after the impairment charge. See note 5 to the consolidated financial statements.

Fiscal Year 2006 vs. Fiscal Year 2005. Net sales revenue increased from $59.2 million in fiscal year 2005 to $71.0 million in fiscal year 2006, an increase of 20%. For fiscal year 2006, 60% of the increase in net sales came from our penta segment. Penta volume increased significantly in fiscal year 2006 due to the penta assets acquisition from Basic Chemicals Company late in fiscal year 2005. Approximately 12% of our increase in net sales revenue in fiscal year 2006 came from the creosote segment, principally due to creosote price increases. Approximately 30% of the increase in net sales revenue came from the animal health segment where we experienced increased volume, most of which was because of the effect of sales of the products acquired from Boehringer Ingelheim in February 2006. Agricultural chemical sales declined $288,000 on decreased volume and price.

Gross profit increased by $5.8 million, or 32.1%, to $23.9 million in fiscal year 2006. Gross profit as a percent of sales increased to 33.6% of sales in fiscal year 2006 as compared to 30.5% of sales in fiscal year 2005. The margin improvement in fiscal year 2006 came primarily from increased volume of sales of higher margin penta products and from increased animal health sales volume on products acquired in fiscal year 2006.

MSMA product prices and volumes improved in fiscal year 2005 over the prior year, but in fiscal year 2006, net sales revenue for MSMA product declined, primarily in the fourth quarter, on both lower prices and volumes. For the first time we experienced an operating loss in the fourth quarter, and also for the first time, our operating loss for the fiscal year exceeded depreciation and amortization for the segment.

Selling, General and Administrative Expenses

Fiscal Year 2007 vs. Fiscal Year 2006. Selling, general and administrative expenses increased from $14.8 million in fiscal year 2006 to $16.3 million in fiscal year 2007, an increase of $1.5 million, or 9.8%. In January 2006, we transitioned sales of creosote and penta from a delivered basis to an FOB plant basis, reducing our distribution expense for those products by approximately $2.0 million in fiscal year 2007 as compared with 2006. We incurred additional expense in fiscal year 2007 of approximately $1.8 million, however, in connection with the animal health product lines we acquired in February 2006, including increased expense for personnel, product storage, advertising and promotions, and amortization of acquired intangibles. Our expenses for testing, data submission and other costs associated with our participation in product task forces increased to approximately $1.5 million in fiscal year 2007 from $1.2 million in fiscal year 2006, because of increased costs to support our MSMA products registrations. Performance stock awards to employees, shares issued to directors, and expense recognized for previously issued options increased by approximately $151,000 in fiscal year 2007. See note 1 to the consolidated financial statements.

Fiscal Year 2006 vs. Fiscal Year 2005. Selling, general and administrative expenses increased from $12.7 million in fiscal year 2005 to $14.8 million in fiscal year 2006, an increase of $2.1 million, or 16.9%. In fiscal year 2006, our selling, general and administrative expenses included $4.7 million in distribution expense, as compared to $5.2 million in fiscal year 2005. Distribution expense was down significantly on the conversion of creosote and penta sales to an FOB basis. We also experienced increased expense for amortization of penta intangibles acquired in fiscal year 2005, and increased expense for supply chain disruptions caused by Hurricanes Katrina and Rita. Approximately $1.5 million of the increase in selling, general and administrative expense category was due to increased amortization expense. We temporarily lost the use of our creosote terminal near New Orleans due to Hurricane Katrina and incurred additional expense for a substitute interim terminal. We incurred additional expense in fiscal year 2006 of approximately $359,000 over the prior fiscal year for performance stock awards to employees, shares issued to directors and, with the adoption of FAS 123(R), we began expensing previously issued options. See note 1 to the consolidated financial statements. Our product permit fees increased approximately $238,000 in fiscal year 2006, primarily as a result of the acquisition of additional animal health products registrations and our product regulatory expense. Our expenses for testing, data submission and other costs associated with our participation in product task forces increased to approximately $1.2 million in fiscal year 2006 from $990,000 in fiscal year 2005, because of our purchase of penta registrations in June 2005 and increased costs to support our MSMA products registrations.

Interest Expense

Interest expense was $945,000 in fiscal year 2007 compared with $1.0 million in fiscal year 2006 and $620,000 in fiscal year 2005. The decrease in fiscal year 2007 was due to principal reductions during the year, and the increase in fiscal year 2006 over fiscal 2005 was due to increases in term loan borrowings to complete our acquisitions in wood preserving chemicals and animal health pesticides.

Income Taxes

Our effective tax rate was 38% in fiscal year 2007, as compared to 36% in fiscal year 2006 and 37% in fiscal year 2005.

In May 2006, the State of Texas enacted a new law that substantially changed its tax system. The law replaced the taxable-capital and earned surplus components of the current franchise tax with a new tax that is based on modified gross revenue. This new tax is referred to as the "Margin Tax" and was effective January 1, 2007. The change in the tax law has not had a material effect on our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows

Net cash from operating activities was $9.0 million in fiscal year 2007, as compared with $7.1 million in fiscal year 2006. Net income and the adjustment for depreciation and amortization increased cash by a combined $12.7 million in fiscal year 2007. This was offset by an increase in fiscal year 2007 in accounts receivable of $3.8 million to $12.8 million from $9.1 million in fiscal year 2006, an increase of 41.2%. The increase was primarily a result of higher sales revenue. Inventories increased by $3.1 million to $13.1 million from $10.0 million in fiscal year 2006, an increase of 31.1%, due to increases in animal health inventory necessary to support higher sales volume and to higher than normal creosote inventory.

Net cash used in investing activities was $802,000 in fiscal year 2007 and $11.0 million in fiscal year 2006. In fiscal year 2007, we used approximately $581,000 of net cash for additions to property and plant, primarily in Matamoros, Mexico, and Tuscaloosa, Alabama. In fiscal year 2006, we used net cash to complete acquisitions in our animal health segment. Our acquisitions totaled $8.6 million in 2006. We also used approximately $2.1 million in fiscal year 2006, primarily to improve penta production capacity and operations at our Matamoros, Mexico and Tuscaloosa, Alabama facilities.

We used $3.3 million in net cash from financing activities in fiscal year 2007, but cash flows from financing activities provided $6.3 million in fiscal year 2006. In fiscal year 2007, we reduced the indebtedness incurred in fiscal year 2005 to finance our acquisition of the penta business from Basic Chemicals Company by $2.0 million. We also refinanced our term and revolving loan facilities with our lender, Wachovia Bank, in fiscal year 2007. Additionally, in fiscal year 2007 certain employees and directors exercised stock options granted in prior years. We used $1.5 million in net cash from financing activities in connection with the cashless exercise feature of those options, and the tax benefit on those exercised options was $2.4 million. In fiscal year 2006, we sold 1,710,000 shares and selling shareholders sold 1,510,000 shares of our common stock at a price of $6.51 per share (net of discounts and commissions). The net proceeds from the sale were $10.5 million. Principal repayments on all our indebtedness totaled $3.6 million in fiscal year 2007 (excluding the refinance of our indebtedness with Wachovia Bank) and $3.6 million in fiscal year 2006. We also paid cash dividends of $791,000 in fiscal year 2007 and $660,000 in fiscal year 2006.

Working Capital

As of May 16, 2007 we entered into a new credit agreement with our lender, Wachovia Bank, National Association. The new credit agreement replaced existing credit facilities, and provided for both a revolving loan facility of up to $8.0 million and a term loan facility of $8.4 million. Advances under the revolving loan facility mature on April 30, 2010, and advances under the term loan facility mature on January 31, 2013. Advances under both the revolving and term loan facilities bear interest at a varying rate of LIBOR plus a margin based on our funded debt to EBITDA:

Ratio of Funded Debt to EBITDA	Margin
Equal to or greater than 2.5 to 1.0	2.75%
Equal to or greater than 2.0 to 1.0, but less than 2.5 to 1.0	2.25%
Equal to or greater than 1.75 to 1.0, but less than 2.0 to 1.0	1.70%
Equal to or greater than 1.0 to 1.0, but less than 1.75 to 1.0	1.20%
Less than 1.0 to 1.0	1.00%

The new credit facility is secured by our assets, including inventory, accounts receivable, equipment, and general intangibles, but excluding real property. The new facility has restrictive covenants including the maintenance of a fixed charge coverage ratio of 1.25 to 1.0 and a ratio of funded debt to the sum of funded debt and owner's equity of not more than 45%. We were in compliance with our credit facility covenants as of July 31, 2007, and we expect to remain in compliance.

At July 31, 2007, we had not borrowed under our prior revolving loan facility, and our borrowing base availability under that facility was $8.0 million. Management believes that the new revolving loan facility, combined with cash flows from operations, will adequately provide for our working capital needs for current operations for the next twelve months.

Long Term Obligations

Our purchase of certain penta assets from Basic Chemical Company in fiscal 2006 was financed in part by a $10.0 million loan from the seller. The indebtedness is payable in five equal annual installments of $2.0 million plus interest at 4% per annum. The principal balance of that indebtedness was $6.0 million at July 31, 2007. The next installment of principal will be paid in June 2008.

Our purchase of the Rabon animal health products business in fiscal 2003 and our acquisitions in fiscal 2004 were financed in part by two term loans under a senior credit facility with Wachovia Bank. The combined principal balance of those two term loan facilities with Wachovia Bank was approximately $8.4 million at April 30, 2007. Those two term loans are combined in the term loan facility entered into with Wachovia Bank as of May 16, 2007. Currently the amount outstanding under the term loan facility bears interest at LIBOR plus 1%. Principal on the term loan is payable in monthly installments of $138,000. For fiscal year 2008, the interest spread over LIBOR for the term loan is expected to be 1.00%.

Capital Expenditures

In fiscal year 2007 our capital expenditures were approximately $581,000 for normal improvements to our production facilities and controls, particularly in Matamoros, Mexico and in Tuscaloosa, Alabama. In fiscal year 2006, our capital expenditures, excluding acquisitions, were approximately $2.1 million, of which $1.4 million was incurred to expand our penta production capacity in Matamoros, Mexico and in Tuscaloosa, Alabama.

Our capital expenditures and operating expenses for environmental matters, excluding testing, data submission and other costs associated with our product task force participation, were approximately $621,000 in fiscal year 2007, $643,000 in fiscal year 2006, and $531,000 in fiscal year 2005.

We expensed approximately $1.5 million for testing, data submission and other costs associated with our participation in product task forces in fiscal year 2007, and approximately $1.2 million and $990,000 in fiscal years 2006 and 2005, respectively. The increased expense was due to increased activity in the product reauthorization process being conducted by the EPA and the acquisition of additional product registrations. We believe that total testing, data submission and other costs will be approximately $1.3 million in fiscal year 2008. Since environmental laws have traditionally become increasingly stringent, costs and expenses relating to environmental control and compliance may increase in the future. While we do not believe that the incremental cost of compliance with existing or future environmental laws and regulations will have a material adverse effect on our business, financial condition or results of operations, we cannot assure that costs of compliance will not exceed current estimates.

Contractual Obligations

Our obligations to make future payments under contracts as of July 31, 2007 are summarized in the following table (in thousands).

	Payments Due by Period (in thousands)			
	Total	1 Year	2-5 Years	More than 5 Years
Long-term debt	$ 14,124	$ 3,656	$ 10,468	
Estimated interest payments on debt (1)	1,764	713	1,051	
Operating leases	3,012	1,064	1,946	$ 2
Other long-term liabilities (2)	364		364	
Purchase obligations (3)	185,760	35,427	86,756	63,577
	$ 205,024	$ 40,860	$ 100,585	$ 63,579

(1) Estimated payments are based on forecast interest rates as of August 2007.
(2) Post retirement benefit obligations are included.
(3) Consists primarily of raw materials purchase contracts. These are typically not fixed prices arrangements. The prices are based on the prevailing market prices. As a result we generally expect to be able to pass on the costs of raw materials at those future prices as a component of our product sales.

Outlook for Fiscal Year 2008

Demand for utility poles treated with penta and railroad ties treated with creosote was strong in fiscal year 2007, favorably impacting our sales for our wood treating chemicals. We expect that demand for wood treating chemicals will be flat in fiscal year 2008 relative to fiscal year 2007. The supply of creosote tightened during portions of fiscal year 2007. Creosote is a byproduct of the coal tar distillation process, and in some parts of the world coal tar distillate is now being used for fuel because of high energy prices. Coal tar distillate is also sold into the carbon black market displacing petroleum products. Consequently, the average price we pay our suppliers is expected to increase due to higher oil prices. We will attempt to pass through the increasing cost of creosote to our customers, although no assurance can be given that we will be completely successful in that effort. Chlorine and phenol, important raw materials for penta production, are expected to remain close to current prices, thus maintaining pressure on penta margins.

We have successfully integrated the animal health insecticide business that we purchased in February 2006. We intend to continue growing our animal health segment in fiscal year 2008. As part of that effort, we have hired a sales representative for the Western United States and a sales representative based in Colombia to expand our animal health sales in South America. We are also exploring several animal health product line extensions in the United States.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, such as financing or unconsolidated variable interest entities.

New Accounting Standards

We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("FAS 123(R)") as of August 1, 2005. FAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values. See notes 1 and 14 to the notes to the consolidated financial statements included in this report for a discussion of the effects of the adoption of FAS 123(R).

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. We do not expect the new standard to have any material impact on our financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. We will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN No. 48, and the impact, if any, on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting principles that we believe are the most important to aid in fully understanding our financial results are the following:

Revenue Recognition. We recognize revenue of our chemical products sold in the open market when risk of loss and title to the products transfers to our customers, which usually occurs at the time a shipment is made.

Cost of Sales. Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer costs. In the case of products we manufacture, direct and indirect manufacturing costs and associated plant administrative expenses are included as well as laid-in cost of raw materials consumed in the manufacturing process.

Allowance for Doubtful Accounts. We provide an allowance for accounts receivable we believe we may not collect in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable that are written off our books decrease the allowance. The amount of bad debt expense recorded each period and the resulting adequacy of the allowance at the end of each period are determined using a customer-by-customer analyses of our accounts receivable balances each period and subjective assessments of our future bad debt exposure. Write-offs of accounts receivable balances have historically been insignificant.

Inventories. Inventories consist primarily of raw materials and finished goods that we hold for sale in the ordinary course of business. We use the first-in, first-out method to value inventories at the lower of cost or market. Management believes we have not incurred impairments in the carrying value of our inventories.

Goodwill and Other Intangible Assets. The initial recording of goodwill and other intangibles requires estimation of the fair value of assets and liabilities using fair value measurements, which include quoted market price, present value techniques (estimate of future cash flows), and other valuation techniques. Additionally, SFAS No. 142, "Goodwill and Other Intangible Assets," requires goodwill and other intangible assets to be reviewed for possible impairment on an annual basis, or if circumstances indicate that impairment may exist. Determining fair value and implied fair value is subjective and often involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on the recording of intangible assets, whether or not an impairment loss is recognized and also the magnitude of the impairment loss. Our estimates of fair value are primarily determined using present value techniques of projected future cash flows. This approach uses significant assumptions such as multi-year sales projections with associated expenses. We have performed impairment analyses on our goodwill and intangible assets of indefinite life, which indicated as of July 31, 2007 an impairment loss was not appropriate.

Impairment of Long-lived Assets. We review periodically the carrying value of our long-lived assets held and used and assets to be disposed of at least annually or more frequently when events and circumstances warrant such a review. The carrying value of long-lived assets is evaluated for potential impairment on a product line basis. We have concluded on the basis of our evaluation that our long-lived assets are not impaired, except for certain assets related to our MSMA products. See note 5 to the consolidated financial statements.

Disclosure Regarding Forward Looking Statements

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the "safe harbor" protection for forward-looking statements that applicable federal securities law affords. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about our company. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this report that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "intend," "plan," "project," "forecast," "may," "should," "budget," "goal," "expect," "probably" or similar expressions, we are making forward-looking statements. Many risks and uncertainties may impact the matters addressed in these forward-looking statements. Our forward-looking statements speak only as of the date made and we will not update forward-looking statements unless the securities laws require us to do so.

Some of the key factors which could cause our future financial results and performance to vary from those expected include:

- the loss of primary customers;
- our ability to implement productivity improvements, cost reduction initiatives or facilities expansions;
- market developments affecting, and other changes in, the demand for our products and the introduction of new competing products;
- availability or increases in the price of our primary raw materials or active ingredients;
- the timing of planned capital expenditures;

- our ability to identify, develop or acquire, and market additional product lines and businesses necessary to implement our business strategy and our ability to finance such acquisitions and development;

- the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

- cost and other effects of legal and administrative proceedings, settlements, investigations and claims, including environmental liabilities which may not be covered by indemnity or insurance;

- the ability to obtain registration and re-registration of our products under applicable law;

- the political and economic climate in the foreign or domestic jurisdictions in which we conduct business; and

- other United States or foreign regulatory or legislative developments which affect the demand for our products generally or increase the environmental compliance cost for our products or impose liabilities on the manufacturers and distributors of such products.

The information contained in this report, including the information set forth under the heading "Risk Factors", identifies additional factors that could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this report and the exhibits and other documents incorporated herein by reference, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business, arising primarily from changes in interest rates. We generally do not utilize derivative financial instruments or hedging transactions to manage that risk.

Our indebtedness as of July 31, 2007 consisted of a $6.0 million promissory note with a fixed annual interest rate of 4%, and term loan under our credit facility with Wachovia Bank of $8.1 million, with an interest rate that floats with LIBOR. The fixed rate note is not subject to fluctuations in interest rates. In addition to the $8.1 million term debt with Wachovia Bank, we also have an $8.0 million revolving credit facility with Wachovia Bank, both of which were put into place in May 2007. The revolving loan did not have any borrowings against it as of July 31, 2007.

The following analysis presents the sensitivity of earnings and cash flow to hypothetical changes in interest rates. Since the existing credit facility was established in May 2007, the impact of changes in interest rate is measured against the scheduled outstanding debt for fiscal 2008. The term note is scheduled to have an average outstanding balance of $7.3 million during fiscal 2008. A 1% change in the LIBOR interest rate would add approximately $73,000 to interest expense.

We have minimal exposure to foreign currency exchange rates. Less than 1% of our sales have been in Mexican pesos. Virtually all of our other sales are in United States dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Consolidated Financial Statements

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of KMG Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of KMG Chemicals, Inc. (the "Company") as of July 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMG Chemicals, Inc., as of July 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective August 1, 2005.

/s/ UHY LLP

Houston, Texas
October 15, 2007

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KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JULY 31, 2007 AND 2006 (in thousands, except for share data)

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,004	$ 11,168
Accounts receivable:		
Trade, net of allowances of $48 at July 31, 2007 and $35 at July 31, 2006	11,709	8,832
Other	1,136	264
Inventories	13,067	9,971
Current deferred tax asset	159	57
Prepaid expenses and other current assets	537	712
Total current assets	42,612	31,004
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	13,808	13,463
Accumulated depreciation and amortization	(5,345)	(4,314)
Net property, plant and equipment	8,463	9,149
DEFERRED TAX ASSET	872	656
GOODWILL	3,778	3,778
INTANGIBLE ASSETS, net of accumulated amortization	23,696	26,448
OTHER ASSETS	1,812	1,667
TOTAL	$ 81,233	$ 72,702
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,144	$ 5,950
Accrued liabilities	2,014	1,649
Current deferred tax liability	43	33
Current portion of long-term debt	3,656	3,663
Current portion of deferred rent	86	86
Total current liabilities	13,943	11,381
LONG-TERM DEBT, net of current portion	10,468	13,981
DEFERRED RENT, net of current portion	48	134
OTHER LONG-TERM LIABILITIES	364	288
Total liabilities	24,823	25,784
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued		
Common stock, $.01 par value, 40,000,000 shares authorized. 10,774,224 shares issued and outstanding at July 31, 2007 and 10,677,119 shares issued and 10,532,856 shares outstanding at July 31, 2006	108	107
Additional paid-in capital	20,882	20,117
Treasury stock, at cost (0 shares at July 31, 2007 and 144,263 at July 31, 2006)	—	(721)
Accumulated other comprehensive income	—	53
Retained earnings	35,420	27,362
Total stockholders' equity	56,410	46,918
TOTAL	$ 81,233	$ 72,702

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2007, 2006 AND 2005 (in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,849	$ 3,776	$ 3,052
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,832	3,889	2,204
Amortization of loan costs included in interest expense	50	22	—
Impairment charge - MSMA assets	—	2,368	—
Stock based compensation	510	359	—
Bad debt expense (recovery)	13	(115)	70
Loss on disposal of property	157	5	1
(Gain) on termination of interest rate swap	(30)	—	—
Deferred rental income	(86)	(37)	—
Deferred income taxes	(307)	(905)	681
Changes in operating assets and liabilities:			
Accounts receivable - trade	(2,890)	(750)	(1,220)
Accounts receivable - other	(872)	78	147
Inventories	(3,096)	(2,406)	1,838
Prepaid expenses and other current assets	175	(416)	(5)
Accounts payable	2,194	862	12
Accrued liabilities	469	325	783
Net cash provided by operating activities	8,968	7,055	7,563
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(581)	(2,085)	(445)
Product line purchases	—	(8,603)	(13,019)
Proceeds from sale of property	10	—	3
Proceeds from insurance claim	—	18	111
Collection of notes receivable	—	—	14
Proceeds from termination of interest rate swap	30	—	—
Additions to other assets	(261)	(297)	(106)
Net cash used in investing activities	(802)	(10,967)	(13,442)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal borrowings	8,400	—	10,000
Principal payments on borrowings	(11,921)	(3,591)	(1,530)
Proceeds from stock placement (net of related expenses)	—	10,482	5,677
Proceeds from exercise of stock options	83	38	67
Tax effect of exercise of nonqualified stock options	2,439	31	—
Payments of employee withholding tax for employee cashless exercise of employee stock options	(1,540)	—	—
Payment of dividends	(791)	(660)	(529)
Net cash (used in) provided by financing activities	(3,330)	6,300	13,685
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,836	2,388	7,806
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,168	8,780	974
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,004	$ 11,168	$ 8,780
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 1,008	$ 637	$ 549
Cash paid during the year for income taxes	$ 3,814	$ 2,853	$ 1,103

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JULY 31, 2007 AND 2006 (in thousands, except for share data)

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,004	$ 11,168
Accounts receivable:		
Trade, net of allowances of $48 at July 31, 2007 and $35 at July 31, 2006	11,709	8,832
Other	1,136	264
Inventories	13,067	9,971
Current deferred tax asset	159	57
Prepaid expenses and other current assets	537	712
Total current assets	42,612	31,004
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	13,808	13,463
Accumulated depreciation and amortization	(5,345)	(4,314)
Net property, plant and equipment	8,463	9,149
DEFERRED TAX ASSET	872	656
GOODWILL	3,778	3,778
INTANGIBLE ASSETS, net of accumulated amortization	23,696	26,448
OTHER ASSETS	1,812	1,667
TOTAL	$ 81,233	$ 72,702
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,144	$ 5,950
Accrued liabilities	2,014	1,649
Current deferred tax liability	43	33
Current portion of long-term debt	3,656	3,663
Current portion of deferred rent	86	86
Total current liabilities	13,943	11,381
LONG-TERM DEBT, net of current portion	10,468	13,981
DEFERRED RENT, net of current portion	48	134
OTHER LONG-TERM LIABILITIES	364	288
Total liabilities	24,823	25,784
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued		
Common stock, $.01 par value, 40,000,000 shares authorized. 10,774,224 shares issued and outstanding at July 31, 2007 and 10,677,119 shares issued and 10,532,856 shares outstanding at July 31, 2006	108	107
Additional paid-in capital	20,882	20,117
Treasury stock, at cost (0 shares at July 31, 2007 and 144,263 at July 31, 2006)	—	(721)
Accumulated other comprehensive income	—	53
Retained earnings	35,420	27,362
Total stockholders' equity	56,410	46,918
TOTAL	$ 81,233	$ 72,702

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JULY 31, 2007, 2006 AND 2005 (in thousands, except per share data)

	2007	2006	2005
NET SALES	$ 89,785	$ 71,016	$ 59,168
COST OF SALES	58,942	47,158	41,102
Gross Profit	30,843	23,858	18,066
OPERATING COSTS:			
Selling, general and administrative expenses	16,258	14,802	12,664
Impairment charge - MSMA assets	—	2,368	—
Total operating costs	16,258	17,170	12,664
Operating income	14,585	6,688	5,402
OTHER INCOME (EXPENSE):			
Interest and dividend income	560	281	73
Interest expense	(945)	(1,044)	(620)
Other, net	6	(35)	(35)
Total other expense	(379)	(798)	(582)
INCOME BEFORE INCOME TAXES	14,206	5,890	4,820
Provision for income taxes	(5,357)	(2,114)	(1,768)
NET INCOME	$ 8,849	$ 3,776	$ 3,052
EARNINGS PER SHARE:			
Basic	$ 0.84	$ 0.42	$ 0.39
Diluted	$ 0.80	$ 0.40	$ 0.37
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	10,573	8,914	7,901
Diluted	11,034	9,447	8,256

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 2007, 2006 AND 2005 (in thousands)

	Common Stock		Additional		Accumulated Other		Total
	Shares Issued	Par Value	Paid-In Capital	Treasury Stock	Comprehensive Income	Retained Earnings	Stockholders' Equity
BALANCE AT AUGUST 1, 2004	7,730	78	$ 3,671	$ (900)	$ 18	$ 21,723	$ 24,590
Cash dividends						(529)	(529)
Stock options exercised	26		67				67
Shares issued in stock placement	1,200	12	5,665				5,677
Treasury shares issued			(50)	50			—
Comprehensive income:							
Net income						3,052	3,052
Change in unrealized gain on interest rate swap (net of taxes of $6)					31		31
Total comprehensive income							3,083
BALANCE AT JULY 31, 2005	8,956	90	9,353	(850)	49	24,246	32,888
Cash dividends						(660)	(660)
Stock options exercised	11		38				38
25,737 treasury shares issued			(129)	129			—
Shares issued in stock placement	1,710	17	10,891				10,908
Direct costs of stock placement			(426)				(426)
Stock-based compensation			359				359
Tax benefit - nonqualified stock options exercised			31				31
Comprehensive income:							
Net income						3,776	3,776
Change in unrealized gain on interest rate swap (net of taxes of $3)					4		4
Total comprehensive income							3,780
BALANCE AT JULY 31, 2006	10,677	107	20,117	(721)	53	27,362	$ 46,918
Cash dividends						(791)	(791)
Stock options exercised	97	1	(1,458)				(1,457)
144,263 treasury shares issued			(721)	721			
Additional costs of stock placement			(5)				(5)
Stock-based compensation			510				510
Tax benefit - nonqualified stock options exercised			2,439				2,439
Comprehensive income:							
Net income						8,849	8,849
Change in unrealized value on interest rate swap (net of taxes of $33)					(53)		(53)
Total comprehensive income							8,796
BALANCE AT JULY 31, 2007	10,774	108	$ 20,882	$ 0	$ 0	$ 35,420	$ 56,410

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2007, 2006 AND 2005 (in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,849	$ 3,776	$ 3,052
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,832	3,889	2,204
Amortization of loan costs included in interest expense	50	22	—
Impairment charge - MSMA assets	—	2,368	—
Stock based compensation	510	359	—
Bad debt expense (recovery)	13	(115)	70
Loss on disposal of property	157	5	1
(Gain) on termination of interest rate swap	(30)	—	—
Deferred rental income	(86)	(37)	—
Deferred income taxes	(307)	(905)	681
Changes in operating assets and liabilities:			
Accounts receivable - trade	(2,890)	(750)	(1,220)
Accounts receivable - other	(872)	78	147
Inventories	(3,096)	(2,406)	1,838
Prepaid expenses and other current assets	175	(416)	(5)
Accounts payable	2,194	862	12
Accrued liabilities	469	325	783
Net cash provided by operating activities	8,968	7,055	7,563
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(581)	(2,085)	(445)
Product line purchases	—	(8,603)	(13,019)
Proceeds from sale of property	10	—	3
Proceeds from insurance claim	—	18	111
Collection of notes receivable	—	—	14
Proceeds from termination of interest rate swap	30	—	—
Additions to other assets	(261)	(297)	(106)
Net cash used in investing activities	(802)	(10,967)	(13,442)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal borrowings	8,400	—	10,000
Principal payments on borrowings	(11,921)	(3,591)	(1,530)
Proceeds from stock placement (net of related expenses)	—	10,482	5,677
Proceeds from exercise of stock options	83	38	67
Tax effect of exercise of nonqualified stock options	2,439	31	—
Payments of employee withholding tax for employee cashless exercise of employee stock options	(1,540)	—	—
Payment of dividends	(791)	(660)	(529)
Net cash (used in) provided by financing activities	(3,330)	6,300	13,685
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,836	2,388	7,806
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,168	8,780	974
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,004	$ 11,168	$ 8,780
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 1,008	$ 637	$ 549
Cash paid during the year for income taxes	$ 3,814	$ 2,853	$ 1,103

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General —KMG Chemicals, Inc. (the "Company") is involved principally in the manufacture and sale of specialty chemicals in niche markets through its wholly-owned subsidiary, KMG-Bernuth, Inc. ("KMG Bernuth"). The Company sells two wood preserving chemicals—pentachlorophenol ("penta") and creosote. The Company also sells animal health pesticides to protect livestock and poultry from flies and other pests, including insecticidal ear tags for cattle, and feed-through and pour-on insecticidal products for use on livestock and their premises. We also sell an herbicide product line to protect cotton crops from weed growth and for highway weed control.

The Company manufactures penta at its plant in Matamoros, Mexico through KMG de Mexico ("KMEX"), a Mexican corporation which is a wholly-owned subsidiary of KMG-Bernuth. The Company has three main suppliers of creosote, which it sells throughout the United States. The Company contracts with third parties for the supply of the tetrachlorvinphos and other animal health active ingredients.

The Company's significant accounting policies are as follows:

Principles of Consolidation —The consolidated financial statements include the accounts of KMG Chemicals, Inc., KMG-Bernuth, and KMEX. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents —The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments —The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The fair value of the Company's debt at July 31, 2007 and 2006 was estimated to be the same as its carrying value since the debt obligations bear interest at a rate consistent with current market rates.

Inventories —Inventories are valued at the lower of cost or market. Cost is determined using the first-in first-out ("FIFO") method.

Property, Plant, and Equipment —Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

Revenue Recognition —The Company has only one revenue recognition transaction in which our chemical products sold in the open market are recognized as revenue when risk of loss and title to the products transfers to customers, which usually occurs at the time a shipment is made.

Cost of Sales —Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer costs. In the case of products manufactured by the Company, direct and indirect manufacturing costs and associated plant administrative expenses are included as well as laid-in cost of raw materials consumed in the manufacturing process.

Allowance for Doubtful Accounts —The Company provides an allowance for accounts receivable that it believes may not be collected in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable that are written off decrease the allowance. The amount of bad debt expense recorded each period and the resulting adequacy of the allowance at the end of each period are determined using a customer-by-customer analyses of accounts receivable balances each period and subjective assessments of future bad debt exposure. Historically, write offs of accounts receivable balances have been insignificant. The allowance was $48,000 and $35,000 at July 31, 2007 and 2006, respectively.

Selling, General and Administrative Expenses —These expenses include selling expenses, product storage and handling costs and the cost (primarily common carrier freight) of distributing products to the Company's customers. Corporate headquarters' expenses, amortization of intangible assets and environmental regulatory support expenses are also included.

Advertising Costs —Our policy is to expense advertising costs as they are incurred. Advertising costs were $537,000, $130,000 and $96,000 in fiscal years ended July 31, 2007, 2006 and 2005, respectively.

Shipping and Handling Costs —Shipping and handling costs are included as both a cost of sales and as selling, general and administrative expenses. Inbound freight charges and internal transfer costs are included in cost of sales. Product storage and handling costs and the cost of distributing products to the Company's customers (distribution expense) are included in selling, general and administrative expenses.

Income Taxes —Deferred income tax assets and liabilities are determined using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis.

Earnings Per Share —Basic earnings per common share amounts are calculated using the average number of common shares outstanding during each period. Diluted earnings per share assumes the issuance of restricted stock awards and the exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

Foreign Currency Translation —The U.S. dollar is the functional currency for the Company's foreign operations. For those operations, re-measurements to U.S. dollars from currency translations are included in the statement of income.

Stock-Based Compensation — The Company has adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("FAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors; including employee stock options, based on estimated fair values. FAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to FAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company adopted FAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of August 1, 2005, the first day of the Company's fiscal year 2006.

No options were granted in fiscal years 2007 and 2006. In fiscal 2005 the fair value of options granted under equity compensation plans was calculated to be approximately $279,000 for 50,000 shares ($5.59 per share) using the Black-Scholes option pricing model. The model assumed a volatility of 63%, a dividend yield of .9%, an expected term of 9.4 years, and a risk free rate of 4.2%. Volatility was calculated using the historical volatility of the Company's stock. The Company has a history of no forfeitures or expirations, so none were assumed. All options have a 10-year contractual term upon vesting. The risk free rate is based on interest rates for Treasury notes of comparable term.

The total intrinsic value of options exercised in fiscal years 2007, 2006 and 2005 was approximately $6,431,000, $84,000, and $4,000 respectively. The total fair value of shares vested during those same years were $59,000, $101,000 and $384,000 respectively.

As of July 31, 2007 there was approximately $132,000 of total unrecognized compensation cost related to non-vested employee stock options. This cost is expected to be recognized over a weighted average period of 2.6 years. A summary of the status of the Company's non-vested shares as of July 31, 2007 is presented below:

	Year Ended July 31, 2007	
	Number of Shares	Weighted Average Fair Value per Share
Non-Vested on August 1, 2006	136,500	$ 3.11
Non-Vested Options Granted	—	
Vested	19,500	$ 3.03
Forfeited/Expired	—	
Non-Vested on July 31, 2007	117,000	$ 3.12

The effect on net earnings and earnings per share of the Company before and after application of the fair value recognition provision of FAS 123(R) to stock-based employee compensation for the fiscal years ended July 31, 2007 and 2006 are illustrated below:

	Year Ended July 31, 2007			Year Ended July 31, 2006		
	Net Earnings Before Application of FAS 123R	Effect of Stock Based Compensation Expense	Net Earnings as Reported	Net Earnings Before Application of FAS 123R	Effect of Stock Based Compensation Expense	Net Earnings as Reported
	(Amounts in thousands, except per share data)			(Amounts in thousands, except per share data)		
Earnings before income taxes	$ 14,716	$ (510)	$ 14,206	$ 6,249	$ (359)	$ 5,890
Provision for income taxes	(5,549)	192	(5,357)	(2,243)	129	(2,114)
Net Earnings	$ 9,167	$ (318)	$ 8,849	$ 4,006	$ (230)	$ 3,776
Earnings per share:						
Basic	$ 0.87	(0.03)	$ 0.84	$ 0.45	$ (0.03)	$ 0.42
Diluted	$ 0.83	(0.03)	$ 0.80	$ 0.42	$ (0.02)	$ 0.40

The pro forma effect on net earnings and earnings per share as if the Company had applied the fair value recognition provision of Statement of Financial Accounting Standards "Accounting for Stock-based compensation" ("FAS 123"), to Stock-based employee compensation for the fiscal year ended July 31, 2005 is illustrated below, amounts in thousands except per share data:

	2005
Net earnings, as reported	$ 3,052
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(254)
Pro forma net earnings	$ 2,798
Earnings per share:	
Basic, as reported	$ 0.39
Basic, pro forma	$ 0.35
Diluted, as reported	$ 0.37
Diluted, pro forma	$ 0.34

Intangible Assets —For the purpose of the consolidated financial statements, identifiable intangible assets with a defined life are being amortized using the straight-line method over the useful lives of the assets. Identifiable intangible assets of an indefinite life are not amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." These assets are required to be tested for impairment at least annually. See note 8 to the consolidated financial statements.

Concentrations of Credit Risks —Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Although the amount of credit exposure to any one institution may exceed federally insured amounts, the Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk. With respect to accounts receivable, such receivables are primarily from wood-treating manufacturers located worldwide and agriculture chemicals distributors in the United States. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer's financial condition. At July 31, 2007, no customer represented 10% or more of the Company's accounts receivable. At July 31, 2006, one customer represented 15% and another customer represented 11% of the Company's accounts receivable.

Concentration of Suppliers —The Company purchases creosote primarily from two suppliers. In fiscal year 2007 and fiscal year 2006, creosote represented 49% and 43% of total net sales, respectively.

Concentration of Operations in Other Countries —The Company manufactures penta and MSMA at its plant in Matamoros, Mexico. Property, plant and equipment on the Company's consolidated balance sheet of approximately $2,705,000 in 2007 and $3,112,000 in 2006 are assignable to the Company's plant in Mexico. This concentration of operations outside of the Company's home country exposes the Company to the risk that its operations may be disrupted in the future.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 was effective for the Company for financial statements issued subsequent to November 15, 2007. The new standard has not had any material impact on our financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN No. 48, and the impact, if any, on our consolidated financial statements.

Reclassifications —Certain reclassifications of prior year amounts have been made to conform to current year presentation.

Segment Reporting —For purposes of financial disclosure, the Company's four business segment operations are organized around its four product lines. See note 15 to the notes to consolidated financial statements.

2. ACQUISITIONS

In February 2006, the Company purchased certain assets of the animal health pesticides business of Boehringer Ingelheim Vetmedica, Inc. The assets we purchased included pesticide registrations for pesticides used on cattle, swine, poultry and livestock premises, a manufacturing and warehouse facility in Elwood, Kansas and related equipment. The Company also purchased the insecticides finished goods, raw materials and packaging inventory on hand at closing. The pesticides registrations acquired in the transaction are for the United States, Canada, Mexico, Australia and several countries in Latin America. The new pesticides include insecticidal ear tags for cattle and several liquid and dust formulations for livestock and their premises. Through the end of fiscal year 2006, Boehringer Ingelheim marketed the purchased pesticides as the Company's sole distributor in the United States pursuant under a transition agreement. The purchase price was approximately $8.9 million, including $2.7 million of inventory. The acquisition was financed entirely with available cash.

In June 2005, the Company purchased certain penta assets from Basic Chemicals Company, LLC, a wholly-owned subsidiary of Occidental Chemical Company. The penta assets were acquired by Basic Chemicals Company from Vulcan Materials Company immediately prior to the Company's purchase as part of a larger transaction to acquire the entire chemicals business of Vulcan Materials. The consideration that was paid Basic Chemicals for the assets was $13,431,000 and included a $10,000,000 promissory note. The promissory note is payable in five equal annual principal installments of $2,000,000 plus interest at 4% per annum. The table below summarizes the total amount paid for the acquisition:

Cash paid at closing	$	3,430,780
Promissory note		10,000,000
Other costs of acquisition		18,934
Total consideration paid	$	13,449,714

The purchased assets included product registrations and related data, manufacturing equipment, a non-compete agreement with the seller, and the seller's inventory of finished product. The table below summarizes the allocation of the purchase price to the acquired assets:

Inventory	$	430,780
Equipment		579,782
Total tangible assets		1,010,562
Non-compete agreement		85,770
Penta supply agreement		5,948,058
Product registrations		6,405,324
Total intangible assets		12,439,152
Total acquired assets		13,449,714

3. INVENTORIES

Inventories are summarized as follows at July 31, 2007 and 2006 (in thousands):

	2007		2006	
Chemical raw materials and supplies	$	3,933	$	3,500
Finished chemical products		9,134		6,471
	$	13,067	$	9,971

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment and related accumulated depreciation and amortization are summarized as follows at July 31, 2007 and 2006 (in thousands):

	2007		2006	
Land	$	666	$	666
Buildings		5,364		4,902
Plant		781		776
Equipment		6,789		6,274
Leasehold improvements		132		125
		13,732		12,743
Less accumulated depreciation and amortization		(5,345)		(4,314)
		8,387		8,429
Construction-in-progress		76		720
Net property, plant and equipment	$	8,463	$	9,149

Approximately 32% of the Company's property, plant and equipment is located in Matamoros, Mexico. Most of the remaining property, plant, and equipment is located at the Company's formulation and distribution facilities in Elwood, Kansas and Tuscaloosa, Alabama.

Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Depreciation expense was approximately $1,100,000, $1,308,000 and $1,081,000 in fiscal years 2007, 2006 and 2005, respectively. The estimated useful lives of classes of assets are as follows:

Asset Description	Life (Years)
Building	15 to 30
Plant	10 to 18
Equipment	3 to 10
Leasehold improvements	remaining life of the lease

5. IMPAIRMENT CHARGE

As a result of the deterioration in MSMA market conditions at the end of fiscal year 2006 and regulatory action taken by the United States Environmental Protection Agency ("EPA"), we concluded that assets related to MSMA were impaired, and that an impairment charge of $2.4 million in the fourth quarter of fiscal year 2006 was required based on diminished future expected cash flows and a shorter expected useful life. The net value of the long-lived MSMA assets on the Company's balance sheet as of the end of fiscal year 2006 was $175,000 after the impairment charge. The impaired assets consist of registrations and property, plant and equipment related to the production of MSMA products at Matamoros, Mexico. This impairment charge was included in selling, general and administrative expenses in fiscal year 2006. The impairment charge appears solely in the agricultural chemicals business segment. The fair value of the long-lived MSMA assets, for purposes of determining the impairment charge, was calculated using an expected present value technique that assumed multiple cash flow scenarios reflecting the range of possible future outcomes. A risk free rate consisting of the interest rate earned by Treasury notes was employed to determine the present value of the future cash flow streams.

6. FOREIGN CURRENCY REMEASUREMENT

Monetary assets and liabilities and income items for KMEX are re-measured to U.S. dollars at current rates, and certain assets (notably plant and production equipment) are re-measured at historical rates. Expense items for KMEX are re-measured at average monthly rates of exchange except for depreciation and amortization expense. All gains and losses from currency re-measurement for KMEX are included in operations. Foreign currency re-measurement resulted in an aggregate exchange loss of approximately $4,000, $9,000 and $12,000 in fiscal years 2007, 2006 and 2005, respectively.

7. INCOME TAXES

The geographical sources of income before income taxes for each of the three years ended July 31 (in thousands):

	2007	2006	2005
United States	$ 13,748	$ 6,366	$ 3,934
Foreign	458	(476)	886
Income before income taxes	$ 14,206	$ 5,890	$ 4,820

The provision for income taxes for the years ended July 31 consisted of the following (in thousands):

	2007	2006	2005
Current:			
Federal	$ 4,863	$ 2,438	$ 793
Foreign	175	286	191
State	594	297	122
	5,632	3,021	1,106
Deferred:			
Federal	(184)	(410)	564
Foreign	(75)	(461)	48
State	(16)	(36)	50
	(275)	(907)	662
Total	$ 5,357	$ 2,114	$ 1,768

Deferred income taxes are provided on all temporary differences between financial and taxable income. The following table presents the components of the Company's deferred tax assets and liabilities at July 31, 2007 and 2006 (in thousands):

	2007	2006
Deferred tax assets:		
Current deferred tax assets:		
Bad debt expense	$ 18	$ 13
Inventory	94	76
Accrued liabilities	5	15
Other	125	94
Total current deferred tax assets	$ 242	$ 198
Non-current deferred tax assets		
Difference in depreciable basis of property	$ 856	$ 903
Deferred compensation	308	183
Total non-current deferred tax assets	$ 1,164	$ 1,086
Deferred tax liabilities:		
Current deferred tax liabilities:		
Prepaid assets	$ (126)	$ (174)
Non-current deferred tax liabilities:		
Inventory	(127)	(173)
Difference in amortization basis of intangibles	(165)	(225)
Other	—	(32)
Total non-current deferred tax liabilities	(292)	(430)
Net current deferred tax asset	$ 116	$ 24
Net non-current deferred tax asset (liability)	$ 872	$ 656

No valuation allowance has been provided for as the Company expects to fully realize its deferred tax assets in future years.

Undistributed earnings of the Company's foreign subsidiary amounted to approximately $3.7 million at July 31, 2007. Those earnings are considered to be permanently reinvested; accordingly, no provision for United States federal and/or state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company will be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and potentially withholding taxes payable to the foreign country. Determination of the amount of unrecognized deferred United States income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

During calendar 2004, a new income tax law became effective in Mexico. The corporate income tax rate became 30% for calendar 2005, 29% for 2006 and 28% for 2007 and thereafter.

The following table accounts for the differences between the actual tax provision, and the amounts obtained by applying the applicable statutory United States federal income tax rate of 34%, to earnings before income taxes for the years ended July 31, 2007, 2006, and 2005 (in thousands).

	2007	2006	2005
Income taxes at the federal statutory rate of 34%	$ 4,830	$ 2,003	$ 1,639
Effect of foreign operations	(9)	(13)	(62)
State income taxes, net of federal income tax effect	441	160	118
Other	95	(36)	73
Total	$ 5,357	$ 2,114	$ 1,768

8. INTANGIBLE AND OTHER ASSETS

Intangible and other assets at July 31, 2007 and 2006 are summarized as follows:

	2007	2006
	(Amounts in thousands)	
Intangible assets not subject to amortization:		
Creosote product registrations	$ 6,518	$ 6,518
Other creosote related assets	78	78
Penta product registrations	8,765	8,765
	15,361	15,361
Intangible assets subject to amortization:		
Creosote supply contract	4,000	4,000
Other creosote related assets	131	131
Other penta related assets	7,288	7,288
MSMA product registrations and related assets	48	48
Sodium penta licensing agreement	—	320
Animal health trademarks	364	364
Other animal health related assets	6,165	6,165
Loan costs	30	124
	18,026	18,440
Total intangible assets	33,387	33,801
Less accumulated amortization	(9,691)	(7,353)
	$ 23,696	$ 26,448

Other assets consisted of the following:

	2007	2006
Cash surrender value on key man life insurance policies	$ 1,740	$ 1,515
Other	72	152
	$ 1,812	$ 1,667

Amortization expense was approximately $2,700,000, $2,600,000 and $1,123,000 for fiscal years 2007, 2006 and 2005. The acquisition of animal health assets from Boehringer Ingelheim in fiscal year 2006 added approximately $54,000 to amortization expense in fiscal year 2006. The acquisition of the penta assets formerly owned by Vulcan Materials Company added approximately $1,667,000 to amortization expense in fiscal year 2006. The estimated amortization expense is projected to be approximately $2,676,000, $1,454,000, $636,000, $615,000 and $386,000 for fiscal years 2008 through 2012, respectively.

The Company performed its annual impairment analysis of goodwill and intangible assets not subject to amortization as of July 31, 2007 and 2006 and concluded that an impairment charge was not appropriate. The Company incurred an impairment on MSMA product registrations, which is an intangible asset subject to amortization. See note 5 to the consolidated financial statements.

9. LONG-TERM DEBT

As of May 16, 2007 we entered into a new credit agreement with our lender, Wachovia Bank, National Association. The new credit agreement replaced existing credit facilities, and provided for both a revolving loan facility of up to $8.0 million and a term loan facility of $8.4 million. Advances under the revolving loan facility mature on April 30, 2010, and advances under the term loan facility mature on January 31, 2013. Advances under both the revolving and term loan facilities bear interest at a varying rate of LIBOR plus a margin based on our funded debt to EBITDA:

Ratio of Funded Debt to EBITDA	Margin
Equal to or greater than 2.5 to 1.0	2.75%
Equal to or greater than 2.0 to 1.0, but less than 2.5 to 1.0	2.25%
Equal to or greater than 1.75 to 1.0, but less than 2.0 to 1.0	1.70%
Equal to or greater than 1.0 to 1.0, but less than 1.75 to 1.0	1.20%
Less than 1.0 to 1.0	1.00%

The new credit facility is secured by our assets, including inventory, accounts receivable, equipment, and general intangibles, but excluding real property. The new facility has restrictive covenants including the maintenance of a fixed charge coverage ratio of 1.25 to 1.0 and a ratio of funded debt to the sum of funded debt and owner's equity of not more than 45%. The Company is in compliance with credit facility covenants.

At July 31, 2007, we had not borrowed under our revolving loan facility, and our borrowing base availability under that facility was $8.0 million. Management believes that the new revolving loan facility, combined with cash flows from operations, will adequately provide for our working capital needs for current operations for the next twelve months.

Our purchase of certain penta assets from Basic Chemical Company in fiscal 2006 was financed in part by a $10.0 million loan from the seller. The indebtedness is payable in five equal annual installments of $2.0 million plus interest at 4% per annum. The principal balance of that indebtedness was $6.0 million at July 31, 2007. The next installment of principal will be paid in June 2007.

Our purchase of the Rabon animal health products business in fiscal 2003 and our acquisitions in fiscal 2004 were financed in part by two term loans under a senior credit facility with Wachovia Bank. The combined principal balance of those two term loan facilities with Wachovia Bank was approximately $8.4 million at April 30, 2007. Those two term loans have now been combined in the term loan facility entered into with Wachovia Bank as of May 16, 2007. Currently the amount outstanding under the term loan facility bears interest at LIBOR plus 1%. Principal on the term loan is payable in monthly installments of $138,000. For fiscal 2008, the interest spread over LIBOR for the term loan is expected to be 1.00%.

Interest expense incurred in fiscal year 2007 on indebtedness totaled $945,000. In fiscal year 2007, the Company terminated an interest rate swap established in February 2003 under its prior credit facility for a gain of $30,000.

Principal payments due under long-term debt agreements for the years ended July 31 are as follows (in thousands):

	Total	2008	2009	2010	2011	2012
Long-term debt	$ 14,124	$ 3,656	$ 3,656	$ 3,656	$ 1,656	$ 1,500

(1) Estimated payments are based on forecast interest rates as of August 2007.

10. COMMITMENTS AND CONTINGENCIES

Contractual Obligations —The Company has non-cancelable operating leases for its office and warehouse facilities and certain transportation equipment. Its other long-term liabilities consist of obligations under a supplemental executive retirement plan. See note 12 to the notes to the consolidated financial statements. Our obligations to make future payments under certain contractual obligations as of July 31, 2007 are summarized in the following table (in thousands).

	Total	2008	2009	2010	2011	2012	Thereafter
Operating leases	3,012	1,064	876	708	204	158	2
Other long-term liabilities (1)	364		364				
Purchase obligations (2)	185,760	35,427	34,464	23,198	15,223	13,871	63,577
Total	189,136	36,491	35,704	23,906	15,427	14,029	63,579

(1) Post retirement benefit obligations are included.

(2) Consists primarily of raw materials purchase contracts. These are typically not fixed prices arrangements. The prices are based on the prevailing market prices. As a result we generally expect to be able to pass on the costs of raw materials at those future prices as a component of our product sales.

Rent expense relating to the operating leases was approximately $1,131,000, $1,053,000, and $948,000 in fiscal years 2007, 2006 and 2005, respectively.

Environmental —The Company's operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company must devote substantial financial resources to ensure compliance, and it believes that it is in substantial compliance with all the applicable laws and regulations.

Certain licenses, permits and product registrations are required for the Company's products and operations in the United States, Mexico and other countries in which it does business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under FIFRA, and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations.

The Company incurred expenses in connection with FIFRA research and testing programs of approximately $1,500,000, $1,200,000 and $990,000 in fiscal year 2007, 2006 and 2005, respectively. These costs are included in selling, general, and administrative expenses.

Litigation —The Company is and may become a party in routine legal actions or proceedings in the ordinary course of its business. Management does not believe that the outcome of any of these routine matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

11. RELATED PARTY TRANSACTIONS

In connection with the termination in 1998 of a "split-dollar insurance" plan with a former officer, the Company amortized a non-interest bearing note to compensation expense over a five-year period ending in fiscal year 2005. The amortization was $14,000 in fiscal years 2005.

12. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) plan covering substantially all of its U.S. employees. The Company makes matching contributions under this plan of up to 3% of the participant's compensation. Company contributions to the plan totaled approximately $88,000, $63,000 and $48,000 in fiscal years 2007, 2006 and 2005, respectively.

In July 2001, the Company adopted a supplemental executive retirement plan. Only persons specifically designated by the company may be participants in the plan. The plan is unfunded and amounts payable to participants are general obligations of the company. The plan provides that a participant will be paid a supplemental retirement benefit for 10 years equal to a percentage of the participant's three-year average base salary at normal retirement. The benefit payable to participants is reduced by the equivalent actuarial value of the Company's other pension plan payments to the participant, if any, the Company's 401(k) plan and one-half social security benefits. Normal retirement is the earlier of age 65 and completion of 10 years credited service or age 60 with 30 years credited service. One executive was designated as a participant in August 2001, which resulted in $76,000, $69,000 and $63,000 of expenses for fiscal years 2007, 2006 and 2005, respectively. As of July 31, 2007, and 2006, the liability under this plan was $364,000 and $288,000, respectively.

13. SIGNIFICANT CUSTOMERS

The Company had no customer to whom sales as a percentage of total sales was 10% or more in fiscal years 2007 and 2006, and had one customer to whom sales as a percentage of total sales was 10% in fiscal year 2005.

14. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

On July 6, 2006, the Company sold shares of common stock in a public offering underwritten by Boenning & Scattergood, Inc. and Sterne, Agee & Leach, Inc. In the offering the Company sold 1,710,000 shares of common stock. The shares were sold at a price per share of $7.00 ($6.51 net of underwriting discounts and commissions of $.49 per share). After offering expenses, the Company received $10.5 million in net proceeds from the sale of 1,710,000 shares of common stock.

On April 21, 2005, we sold 1,200,000 shares of common stock in a private placement. Tontine Capital Partners, L.P. purchased 1,000,000 shares, and Terrier Partners, L.P. purchased 200,000 shares. The shares were purchased at a price of $5.00 per share for an aggregate price of $6,000,000. The Company paid a fee of $275,000 and issued 10,000 treasury shares to Boenning & Scattergood, Inc., for acting as placement agent in connection with the offering. The securities sold in the offering were sold in reliance on the exemption from registration in Rule 506 of Regulation D under the Securities Act of 1933, as amended and pursuant to the exemption under Section 4(2) of that act.

The Company adopted the 1996 Stock Option Plan (the "1996 Stock Plan") on October 15, 1996, and reserved 700,000 shares of its common stock for issuance under that plan. The 1996 Stock Plan was amended in August 2003, and the maximum number of common shares that may be granted under it was increased to 1,070,000 shares. The Plan terminated by expiration of its original term on July 31, 2007, but options previously issued under the 1996 Stock Plan remain in effect. The 1996 Stock Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The 1996 Stock Plan is administered either by the Company's Board of Directors or by a committee of two or more non-employee directors. Subject to the terms of the 1996 Stock Plan, the Board of Directors or the committee has the authority to grant options, to amend, construe, and interpret the plan, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants, and key employees of the Company or any subsidiary were eligible to receive nonqualified options under the 1996 Stock Plan, but only salaried employees of the Company or its subsidiaries are eligible to receive incentive stock options.

Options are exercisable during the period specified in each option agreement and in accordance with a vesting schedule designated by the Board of Directors or the committee. Any option agreement may provide that options become immediately exercisable in the event of a change or threatened change in control of the Company and in the event of certain mergers and reorganizations of the Company. Options may be subject to early termination within a designated period following the option holder's cessation of service with the Company.

The Company adopted a 2004 Long-Term Incentive Plan in October 2004 which was approved by the shareholders at the Company's annual meeting in November 2005. The 2004 Long-Term Incentive Plan permits the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards. It is administered by the Board of Directors or a committee appointed by the Board of Directors. The Board has designated the Compensation Committee as the administrator of the 2004 Long-Term Incentive Plan. Subject to the terms of the 2004 Long-Term Incentive Plan, the committee has the sole discretion to select the persons eligible to receive awards under the 2004 Long-Term Incentive Plan, the type and amount of incentives to be awarded, and the terms and conditions of awards. The committee also has the authority to interpret the 2004 Long-Term Incentive Plan, and establish and amend regulations necessary or appropriate for its administration. Any employee of the Company or a subsidiary of the Company or a director of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate. The maximum number of shares of the Company's common stock that may be delivered pursuant to awards granted under the Plan is 375,000 shares. No executive officer may receive in any calendar year stock options or stock appreciation rights relating to more than 250,000 shares of common stock, or awards that are subject to the attainment of performance goals relating to more than 100,000 shares of common stock. The Company adopted FAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of August 1, 2005, the first day of the Company's fiscal year 2006.

A summary of option activity associated with employee compensation for the fiscal year ended July 31, 2007 is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value ($000)
Stock options on August 1, 2006	774,950	$ 4.17		
Granted	0	$ —		
Exercised	(345,450)	$ 4.64		
Forfeited/Expired	0	$ —		
Stock options outstanding on July 31, 2007	429,500	$ 3.80	7.80	$ 7,281
Stock options exercisable on July 31, 2007	312,500	$ 3.62	5.61	$ 5,354

No options were granted in fiscal years 2007 and 2006. In fiscal 2005 the fair value of options granted under equity compensation plans was calculated to be approximately $279,000 for 50,000 shares ($5.59 per share) using the Black-Scholes option pricing model. The model assumed a volatility of 63%, a dividend yield of .9%, an expected term of 9.4 years, and a risk free rate of 4.2%. Volatility was calculated using the historical volatility of the Company's stock. The Company has a history of no forfeitures or expirations, so none were assumed. All options have a 10-year contractual term upon vesting. The risk free rate is based on interest rates for Treasury notes of comparable term.

The total intrinsic value of options exercised in fiscal years 2007, 2006 and 2005 was approximately $6,431,000, $84,000, and $4,000 respectively.

In connection with an acquisition of certain penta assets in fiscal year 2003, the Company granted an affiliate of the seller an option to acquire 175,000 shares by common stock at an exercise price of $2.50 per share. The option is exercisable for five years, and as of July 31, 2007 the holder has exercised 25,000 shares.

As of July 31, 2007 there was approximately $132,000 of total unrecognized compensation cost related to non-vested employee stock options. This cost is expected to be recognized over a weighted average period of 2.6 years.

Performance based stock awards were granted to certain executives in fiscal 2005 and 2007 under the Company's 2004 Long Term Incentive Plan. The awards were granted as Series 1 and Series 2 awards as follows:

Date of Grant	Series Award	Maximum Award (Shares)		Closing Stock Price on Grant Date	3-Year Measurement Period Ending		Projected Fair Value ($000)
09/02/2005	Series 1	29,040	$	8.35	07/31/2007	$	145
09/02/2005	Series 2	19,360	$	8.35	07/31/2007	$	110
		48,400				$	255
02/16/2007	Series 1	23,850	$	10.16	07/31/2009	$	242
02/16/2007	Series 2	15,900	$	10.16	07/31/2009	$	162
		39,750				$	404
	Total	88,150				$	659

The 2005 and 2007 Series 1 awards are subject to a performance requirement composed of certain revenue growth objectives and average annual return on equity objectives measured across a three year period. The revenue growth objectives and average annual return on equity objectives are estimated quarterly using the Company's budget, actual results and long term projections. Based on performance through July 31, 2007, 60% and 100% was projected to be the probable vesting for the 2005 and 2007 Series 1 awards, respectively, at the end of their measurement periods. Therefore, the 2005 Series 1 award was projected to have a fair value of approximately $145,000 to be recognized over the 23 months between the grant date and the vesting date. The 2007 Series 1 award was projected to have a fair value of approximately $242,000 to be recognized over 29.5 months.

The 2005 Series 2 award is subject to a performance requirement that the average annual total shareholder return equal or exceed 10% over a three year measurement period. Total shareholder return is calculated using both stock price appreciation and dividends paid. The fair value for the maximum number of Series 2 shares was $162,000. Using a binomial model, it was determined that there was a 32% probability that the average annual total shareholder return would not exceed 10%. Therefore, the fair value of the Series 2 award was discounted by 32% to approximately $110,000 to be recognized over 23 months. The risk free interest rate used in the binomial model was based on Treasury note interest rates and was 4.0%. The volatility used in the model was 56%. The time to maturity was 1.9 years.

The 2007 Series 2 award is subject to a performance requirement pertaining to the growth rate in the Company's earnings per share over a three year measurement period. The earnings per share growth rate is estimated quarterly using the Company's budget, actual results and long term projections. Based on performance through July 31, 2007, the 2007 Series 2 award was projected to have a fair value of $162,000 to be recognized over 29.5 months.

As of July 31, 2007, no shares have been vested from either the 2005 or 2007 awards, and there was a projected total unrecognized compensation cost related to non-vested share grants of approximately $329,000. This cost will be recognized over the fiscal years 2008 and 2009.

The Company recognized $54,000 in fiscal year 2007 in compensation cost relating to the vesting of stock options that were granted in prior fiscal years. The Company recognized $133,000 and $75,000 in fiscal year 2007 relating to the vesting of the 2005 and 2007 performance stock awards, respectively. At July 31, 2007, there were approximately 242,975 shares available for future grants under equity compensation plans (the 2004 Long-Term Incentive Plan).

The following is a reconciliation of the numerators and denominators of basic and diluted earnings per share computations, taking into account vested and unvested stock options whose strike price is less than the market price, in accordance with SFAS No. 128:

	Year Ended July 31, 2007		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share
Basic	$ 8,849	10,573	$ 0.84
Effect of dilutive securities – options and stock awards		461	(0.04)
Diluted	$ 8,849	11,034	$ 0.80

	Year Ended July 31, 2006		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share
Basic	$ 3,776	8,914	$ 0.42
Effect of dilutive securities - options and stock awards		533	(0.02)
Diluted	$ 3,776	9,447	$ 0.40

	Year Ended July 31, 2005		
	Income (Numerator)	Shares (Denominator)	Earnings Per Share
Basic	$ 3,052	7,901	$ 0.39
Effect of dilutive securities - options and stock awards		355	(0.02)
Diluted	$ 3,052	8,256	$ 0.37

15. BUSINESS SEGMENT INFORMATION

The Company operates in four business segments organized around its four product lines: pentachlorophenol (penta) products, creosote, animal health products and our herbicide products (MSMA). The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The penta segment manufactures and sells its penta products line, including penta blocks, flakes, solutions, and a byproduct of penta production. Penta is used primarily to treat electric and telephone utility poles, protecting them from mold, mildew, fungus and insects. The creosote segment sells creosote products as a wood preservative for railroad crossties and utility poles. Our creosote suppliers distill coal tar, and creosote is a by-product of that process. The Company supplies industrial users with both penta products and creosote. The animal health segment sells pesticides products under the trade names Rabon, Ravap, Patriot and Annihilator. These pesticide products are used by domestic livestock and poultry growers to protect animals from flies and other pests. The Company's agricultural chemicals segment sells products containing monosodium methanearsonic acids (MSMA). These herbicides are sold to protect cotton crops, primarily in the United States' southern cotton-growing states and in California, and to state agencies to control highway weed growth.

Non-domestic net revenues in the penta segment were approximately $1,787,000, $1,005,000 and $1,013,000 in fiscal years 2007, 2006 and 2005. Non-domestic net revenues in the creosote segment were negligible in all years. Non-domestic net revenues in the animal health segment were $803,000, $301,000 and $62,000 in fiscal years 2007, 2006 and 2005, respectively. Non-domestic net revenues in the agricultural chemicals segment were approximately $969,000, $779,000 and $518,000 in fiscal years 2007, 2006 and 2005, respectively. The following table sets forth segment information for the past three fiscal years:

	2007	2006	2005
		(Amounts in thousands)	
Revenues			
Penta	$ 28,377	$ 27,862	$ 20,806
Creosote	43,645	30,674	29,199
Animal Health	14,149	8,664	5,059
Agricultural Chemicals	3,614	3,816	4,104
	$ 89,785	$ 71,016	$ 59,168
Depreciation and amortization			
Penta	$ 2,485	$ 2,334	$ 886
Creosote	297	293	298
Animal Health	899	409	150
Agricultural Chemicals	100	821	817
	$ 3,781	$ 3,857	$ 2,151
Income (loss) from operations			
Penta	$ 9,504	$ 9,145	$ 6,102
Creosote	9,175	4,048	2,933
Animal Health	3,112	1,537	1,015
Agricultural Chemicals (1)	(533)	(3,235)	(368)
	$ 21,258	$ 11,495	$ 9,682
Capital expenditures			
Penta	$ 362	$ 1,437	$ 13,363
Creosote	23	—	—
Animal Health	197	6,343	—
Agricultural Chemicals	—	338	62
	$ 582	$ 8,118	$ 13,425
Total assets			
Penta	$ 22,920	$ 25,641	$ 24,805
Creosote	16,223	11,115	12,180
Animal Health	18,401	17,499	6,969
Agricultural Chemicals	2,982	3,564	6,132
	$ 60,526	$ 57,819	$ 50,086

(1) Includes non-cash impairment charge of approximately $2,400,000 in fiscal year 2006. See note 5 to consolidated financial statements.

A reconciliation of total segment to consolidated amounts for fiscal years 2007, 2006 and 2005 is set forth in the table below.

	2007	2006	2005
		(Amounts in thousands)	
Revenues:			
Total revenues for reportable segments	$ 89,785	$ 71,016	$ 59,168
Other revenues	—	—	—
Total consolidated revenues	$ 89,785	$ 71,016	$ 59,168
Profit or Loss:			
Total profit or loss for reportable segments	$ 21,258	$ 11,495	$ 9,682
Interest income	560	281	73
Interest expense	(945)	(1,044)	(620)
Other profit or loss	6	(35)	(35)
Other corporate expense	(6,673)	(4,807)	(4,280)
Income before income taxes	$ 14,206	$ 5,890	$ 4,820
Assets:			
Total assets for reportable segments	$ 60,526	$ 57,819	$ 50,086
Cash and cash equivalents	16,004	11,168	8,780
Prepaid and other current assets	1,673	1,108	722
Deferred tax assets	1,031	713	81
Other assets	1,999	1,894	1,434
Consolidated total	$ 81,233	$ 72,702	$ 61,103

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Amounts in thousands, except per share data)			
Year Ended July 31, 2007				
Net sales	$ 17,251	$ 19,457	$ 28,036	$ 25,041
Gross profit	6,089	6,750	10,313	7,691
Operating income	2,558	2,395	6,137	3,495
Income before income taxes	2,461	2,290	6,001	3,454
Net income	1,571	1,462	3,774	2,042
Per share data:				
Earnings per share - basic	0.15	0.14	0.36	0.19
Earnings per share - diluted	0.14	0.13	0.34	0.19
Year Ended July 31, 2006				
Net sales	$ 14,373	$ 15,544	$ 21,016	$ 20,083
Gross profit	5,055	5,528	6,874	6,401
Operating income	1,270	1,332	3,234	852
Income before income taxes	1,088	1,164	3,003	635
Net income	686	719	1,854	517
Per share data:				
Earnings per share - basic	0.08	0.08	0.21	0.05
Earnings per share - diluted	0.07	0.08	0.20	0.05

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

There were no changes to our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Pursuant to instruction G(3) to Form 10-K, the information required by Items 10-11, a portion of Item 12 and Items 13-14 of Part III is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders on November 27, 2007, which will be filed with the Securities and Exchange Commission within 120 days of the end of fiscal year 2007.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company's 1996 Stock Option Plan was adopted and approved by its shareholders in 1996, and has been filed previously as Exhibit 10.4 to the Company's report on Form 10-QSB12G filed on December 6, 1996. The 1996 Stock Option Plan terminated by expiration of its original term as of July 31, 2007, but options previously issued under the plan remain in effect. The 2004 Long-Term Incentive Plan was adopted and approved by the shareholders in 2004, and has been filed previously as Exhibit 10.21 to the Company's report on Form 10-Q filed on December 15, 2004. The 2004 Long-Term Incentive Plan is currently the Company's only equity compensation plan, and the following information is provided as of July 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	312,500	$ 3.62	242,975
Equity compensation plans not approved by security holders	None		
Total	312,500	$ 3.62	242,975

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 10-K

(a) The financial statements filed as part of this report in Item 8 are listed in the Index to Financial Statements contained in that item. The following documents are filed as exhibits. Documents marked with an asterisk (*) are management contracts or compensatory plans, and portions of documents marked with a dagger (†) have been granted confidential treatment.

3.1	Restated and Amended Articles of Incorporation filed as Exhibit 3(i) to the company's filed as Exhibit 3(i) to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
3.2	Bylaws filed as Exhibit 3(ii) to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
3.3	Articles of Amendment to Restated and Amended Articles of Incorporation, filed December 11, 1997 filed as Exhibit 3 to the company's second quarter 1998 report on Form 10-QSB filed December 12, 1997, incorporated in this report.
4.1	Form of Common Stock Certificate filed as Exhibit 4.1 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
10.11†	Creosote Supply Agreement dated November 1, 1998 between Rütgers VFT and the company filed as Exhibit 10.20 to the company's second quarter 1999 report on Form 10-QSB filed March 12, 1999, incorporated in this report.
10.12*	1996 Stock Option Plan filed as Exhibit 10.4 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
10.13*	Stock Option Agreement dated October 17, 1996 with Thomas H. Mitchell filed as Exhibit 10.5 to the company's Form 10-QSB12G filed December 6, 1996, incorporated in this report.
10.14	Warrant for the Purchase of 25,000 Shares of Common Stock dated as of March 6, 2000 between the company and JGIS, Ltd., an assignee of Gilman Financial Corporation, filed as Exhibit 10.24 to the company's 2000 report on Form 10-KSB filed October 25, 2000, incorporated in this report.
10.15*	Employment Agreement with Thomas H. Mitchell dated July 11, 2001 filed as Exhibit 10.25 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.
10.16*	Employment Agreement with John V. Sobchak dated June 26, 2001 filed as Exhibit 10.26 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.
10.17*	Employment Agreement with Roger C. Jackson dated August 1, 2002 filed as Exhibit 10.31 to the company's 2003 report on Form 10-K filed October 23, 2003, incorporated in this report.
10.18*	Employment Agreement with J. Neal Butler dated March 8, 2004 filed as Exhibit 10.18 to the company's 2004 report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.19*	Supplemental Executive Retirement Plan dated effective August 1, 2001 filed as Exhibit 10.27 to the company's 2001 report on Form 10-K filed October 24, 2001, incorporated in this report.
10.20	Direct Stock Purchase Plan filed as Exhibit 99.1 to the company's report on Form 8 K filed February14, 2002, incorporated in this report.
10.21*	2004 Long-Term Incentive Compensation Plan filed as Exhibit 10.21 to the company's report on Form 10-Q filed December 15, 2004, incorporated in this report.
10.22	Securities Purchase Agreement dated April 21, 2005 between the company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.22 to the company's report on Form 8-K filed April 22, 2005.

10.23	Registration Rights Agreement dated April 21, 2005 between the company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.23 to the company's report on Form 8-K filed April 22, 2005.
10.26	Asset Purchase Agreement dated June 7, 2005 between the company and Basic Chemicals Company, LLC. filed as Exhibit 10.26 to the company's report on Form 8-K filed June 13, 2005.
10.28*	Performance-Based Restricted Stock Agreement, Series 1 dated September 2, 2005 filed as Exhibit 10.28 to the company's report on Form 8-K filed September 7, 2005.
10.29*	Performance-Based Restricted Stock Agreement, Series 2 dated September 2, 2005 filed as Exhibit 10.29 to the company's report on Form 8-K filed September 7, 2005.
10.30	Asset Purchase Agreement dated February 22, 2006 between the company and Boehringer Ingelheim Vetmedica, Inc., filed as Exhibit 10.30 to the company's report on Form 8-K filed February 27, 2006, and incorporated herein by reference.
10.31†	Asset Purchase Agreement by and among Wood Protection Products, Inc., KMG-Bernuth, Inc. and James R. Forshaw filed as Exhibit 2.1(v) to the company's report on Form 8-K filed December 19, 2003, and incorporated herein by reference.
10.34†	Sales Agreement with Koppers, Inc. dated May 8, 2007, and is incorporated in this report.
10.35	Credit Agreement with Wachovia Bank, National Association dated May 15, 2007, and is incorporated in this report.
21.1	Subsidiaries of the company.
23.1	Consent of UHY LLP.
31	Certificates under Section 302 the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer.
32	Certificates under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer.

Schedule II — Valuation and Qualifying Accounts

Allowance for Doubtful Accounts		**Additions**			
Reserves	**Balance at beginning of period**	**Charged to costs and expenses**	**Charged to other accounts**	**Deductions**	**Balance at end of period**
Fiscal year July 31, 2007	$ 35,000	$ 13,000	$ —	—	$ 48,000
Fiscal year July 31, 2006	$ 150,000		—	$ (115,000)(1)	$ 35,000
Fiscal year July 31, 2005	$ 80,000	$ 70,000	—	—	$ 150,000

(1) Reduction in valuation on review of allowance at July 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KMG CHEMICALS, INC.

By: /s/ J. Neal Butler
J. Neal Butler, President
and Chief Executive Officer

Date: October 15, 2007

Pursuant to the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ John V. Sobchak
John V. Sobchak, Vice President
and Chief Financial Officer

Date: October 15, 2007

By: /s/ David L. Hatcher
David L. Hatcher,
Director and Chairman of the Board

Date: October 15, 2007

By: /s/ George W. Gilman
George W. Gilman, Director

Date: October 15, 2007

By: /s/ Fred C. Leonard
Fred C. Leonard III, Director

Date: October 15, 2007

By: /s/ Charles L. Mears
Charles L. Mears, Director

Date: October 15, 2007

By: /s/ Charles M. Neff
Charles M. Neff, Jr., Director

Date: October 15, 2007

By: /s/ Stephen A. Thorington
Stephen A. Thorington, Director

Date: October 15, 2007

By: /s/ Richard L. Urbanowski
Richard L. Urbanowski, Director

Date: October 15, 2007

KMG CHEMICALS, INC.
10611 Harwin Drive, Suite 402
Houston, Texas 77036

November 1, 2007

Dear Shareholder:

The Board of Directors of KMG Chemicals, Inc. invites you to this year's annual meeting of the shareholders to be held at the Marriott Houston Westchase at 2900 Briarpark Drive, Houston, Texas 77042, on November 27, 2007 at 10:00 a.m. The Board of Directors is also soliciting your proxies and your votes and is recommending the approval of the proposals described in the enclosed Proxy Statement.

We appreciate your continued confidence in us and look forward to seeing you at the annual meeting.

Sincerely,



David L. Hatcher
Chair of the Board


SEC MAIL
PROCESSING
RECEIVED
NOV 05 2007
WASH. D.C.
186
SECTION

KMG CHEMICALS, INC.
10611 Harwin Drive, Suite 402
Houston, Texas 77036

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of KMG Chemicals, Inc., a Texas corporation (the "Company"), will be held at the Marriott Houston Westchase at 2900 Briarpark Drive, Houston, Texas 77042, on November 27, 2007 at 10:00 a.m.:

1. To elect eight (8) directors to hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified;

2. To ratify the appointment of UHY LLP as the independent registered public accounting firm and auditors for the Company for fiscal year 2008; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on October 17, 2007 are entitled to notice of and to vote at this Annual Meeting of Shareholders or any adjournment or postponement thereof.

All shareholders are cordially invited and urged to attend the Annual Meeting of Shareholders in person. **Even if you plan to attend the meeting, you are requested to complete, sign, date and return your proxy in the enclosed addressed envelope.** A return of a blank proxy will be deemed a vote in favor of the proposals contained in the Proxy Statement. If you attend, you may vote in person if you wish, even though you have sent in your proxy.

By Order of the Board of Directors,



Roger C. Jackson
Secretary
November 1, 2007

KMG CHEMICALS, INC.
10611 Harwin Drive, Suite 402
Houston, Texas 77036

PROXY STATEMENT

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to the shareholders of KMG Chemicals, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by our Board of Directors for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on November 27, 2007, at 10:00 a.m., at the Marriott Houston Westchase at 2900 Briarpark Drive, Houston, Texas 77042, and any adjournment or postponement thereof.

This Proxy Statement and the related form of proxy accompanying this proxy statement are being mailed on or about November 1, 2007 to all shareholders of record as of October 17, 2007 (the "Record Date").

Unless otherwise indicated, shares of our common stock, par value $.01 per share (the "Common Stock"), represented by proxies will be voted in favor of (i) the election of the eight director nominees to the Board of Directors named in the Proxy Statement and (ii) the ratification of the approval of UHY LLP as our independent registered public accounting firm for fiscal year 2008. With respect to the election of directors, a shareholder may, by checking the appropriate box on the proxy: (i) vote for all director nominees as a group; (ii) withhold authority to vote for all director nominees as a group; or (iii) vote for all director nominees as a group except those nominees identified by the shareholder in the appropriate area. With respect to the other proposals contained in this Proxy Statement, a shareholder may, by checking the appropriate box on the proxy: (i) vote for the proposal; (ii) vote against the proposal; or (iii) abstain from voting on the proposal.

Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by (i) giving written notice of revocation to the Secretary of the Company, (ii) executing and delivering a proxy bearing a later date or (iii) appearing at the Annual Meeting and voting in person.

If the proxy in the accompanying form is properly executed and not revoked, the shares represented by the proxy will be voted in accordance with the instructions thereon.

If no instructions are given on the matters to be acted upon, the shares represented by the proxy will be voted: (i) FOR election of the directors nominated herein; (ii) to RATIFY the appointment of UHY LLP as our independent registered public accounting firm and auditors for fiscal year 2008, and (iii) in the discretion of the proxy holders as to any business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Who May Vote

Only holders of record of outstanding shares of Common Stock at the close of business on the Record Date are entitled to one vote for each share held on all matters coming before the Annual Meeting or any adjournment or postponement thereof. There were 10,911,599 shares of Common Stock outstanding and entitled to vote on the Record Date.

Voting Requirements to Elect Directors and Approve Auditors

The holders of a majority of the total shares of Common Stock issued and outstanding on the Record Date, whether present in person or represented by Proxy, will constitute a quorum for the transaction of business at the Annual Meeting. For purposes of determining whether a quorum is present under Texas law, broker non-votes and abstentions count towards the establishment of a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item, and the broker has not received voting instructions from the beneficial owner. Votes cast at the meeting will be counted by the inspector of the election.

The election of directors requires the favorable vote of the holders of a plurality of shares of Common Stock present and voting, in person or by proxy, at the Annual Meeting. Abstentions and broker non-votes have no effect on determinations of plurality except to the extent that they affect the total votes received by any particular candidate. A majority of the votes represented by the shareholders present at the Annual Meeting, in person or by proxy, is necessary for approval of the ratification of the appointment of the independent registered public accounting firm. Abstaining shares will be considered present at the Annual Meeting for this matter so that the effect of abstentions will be the equivalent of a "no" vote. With respect to broker non-votes, the shares will not be considered present at the Annual Meeting for this matter so that broker non-votes will have the practical effect of reducing the number of affirmative votes required to achieve a majority vote by reducing the total number of shares from which the majority is calculated.

Security Ownership of Certain Beneficial Owners, Directors and Named Executive Officers

The following table sets forth certain information as of November 1, 2007 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) our named executive officers and the directors individually and (iii) our officers and directors as a group. All addresses are in care of KMG Chemicals, Inc., 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

Name	Common Stock Beneficially Owned Excluding Options	Stock Options Exercisable Within 60 Days	Shares Including Options Exercisable Within 60 Days	Percent of Total Beneficial Shares (%)
Directors and Named Executive Officers				
David L. Hatcher	4,118,568		4,118,568	37.7
J. Neal Butler		20,000	20,000	*
Roger C. Jackson		50,000	50,000	*
John V. Sobchak		15,000	15,000	*
George W. Gilman	5,990	30,000	35,880	*
Fred C. Leonard(1)	688,540	40,000	728,540	6.6
Charles L. Mears	8,355	40,000	48,355	*
Charles M. Neff, Jr.	31,850	40,000	71,850	*
Stephen A. Thorington	2,100		2,100	*
Richard L. Urbanowski	13,355	20,000	33,355	*
Thomas H. Mitchell		2,000	2,000	*
Directors and Named Executive Officers as a Group	4,868,648	257,000	5,125,648	45.8
Five Percent Shareholders				
Tontine Capital Partners, L.P.(2) 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	1,030,035		1,030,035	9.4
Valves Incorporated of Texas(3) 10600 Fallstone Road Houston, Texas 77099	672,085		672,085	6.1
Austin W. Marxe and David Greenhouse(4) (Special Sit Funds) 527 Madison Avenue, Suite 2600 New York, NY 10022	610,000		610,000	5.6

* Less than 1%. This table is calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the number and percentage owned by any other person listed. As of November 1, 2007, we had 10,911,599 shares of Common Stock outstanding.

(1) Includes shares held by Valves Incorporated of Texas, Inc., a company in which Mr. Leonard is an officer, director and a principal shareholder.

(2) Based on the Schedule 13G filed with the SEC on April 25, 2005 by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Jeffrey L. Gendell, the reporting persons share dispositive and voting power over the indicated number of shares.

(3) Based on the Schedule 13G filed with the SEC on October 31, 2007 by Valves Incorporated of Texas, Valves Incorporated of Texas and Fred C. Leonard share dispositive and voting power over the indicated number of shares.

(4) Based on the Schedule 13G filed with the SEC on February 14, 2007 by Messrs. Marxe and Greenhouse the reporting persons share dispositive and voting power over the indicated number of shares.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Board of Directors has nominated eight persons to serve as directors until the next annual meeting of shareholders or until his successor is elected and qualified. Each of the nominees is a current director. The following table sets forth certain information with respect to each of our directors as of November 1, 2007.

The Board of Directors recommends a vote FOR all nominees for director.

Nominees for Director

Name and Age	Director Since	Business Experience during the Past 5 Years and Other Information
David L. Hatcher (64)	1985	Mr. Hatcher was our Chief Executive Officer from 1996 until June 2007, and was President from 1996 until March 2005. Mr. Hatcher has also served as a director of KMG-Bernuth since 1985 and as President from then until 2005. Mr. Hatcher has worked in the wood treating industry since 1980 for predecessors and affiliates of KMG-Bernuth in various capacities, including as an engineer, general manager and President. He also currently serves as a director of Sterling Bancshares, Inc., a publicly-held banking and financial services company. Mr. Hatcher is the Chair of the Board of Directors.
J. Neal Butler (55)	2007	Mr. Butler is a director and is our President and Chief Executive Officer. He joined us in 2004 as Chief Operating Officer. He became our President in March 2005, and became the Chief Executive Officer in June 2007. Mr. Butler has worked in various capacities for agricultural chemical companies since 1976. From 1976 to 1998 he worked for ISK Biosciences, Inc. in various sales and operations capacities, becoming Vice President and General Manager/Americas in the specialty chemical division. From 1998 to 2001, he was Vice President and team leader for Horticulture for Zeneca Agrichemicals, Inc., a leading agricultural products chemical company. From 2001 to 2003, Mr. Butler was President and Chief Executive Officer of Naturize Biosciences, Inc., a company providing biological products for agriculture, and from 2003 until he joined us he did consulting in the agricultural chemicals industry.

Name and Age	Director Since	Business Experience during the Past 5 Years and Other Information
George W. Gilman (65)	1996	Mr. Gilman also served as a director of KMG-Bernuth from 1995 until 1997. Mr. Gilman has served as the Chief Executive Officer, President and as a director of Commerce Securities Corporation, a Financial Industry Regulatory Authority member firm, since 1982. He practiced law with the law firm of George Gilman, P.C. from 1986 to 1998, and since 1998 has practiced with the law firm of Gilman & Gilman, P.C. He also has been involved in the commercial real estate business since 1987, and currently through Gulf Equities Realty Advisors and Tex Sun Commercial Realty Co. Mr. Gilman is a certified public accountant. Mr. Gilman is the Chair of the Audit Committee and a member of the Governance and Nominating Committee.
Fred C. Leonard III (62)	1996	Mr. Leonard also served as a director of KMG-Bernuth from 1992 until 1997, and served as the Secretary of KMG-Bernuth from 1993 until 2001. Since 1972, Mr. Leonard has served as the Chair of the Board, Chief Executive Officer and President of Valves Incorporated of Texas, Inc., a manufacturing company located in Houston, Texas. Mr. Leonard also currently serves as a board member of Fairway Medical Technologies, Inc., an integrated medical device development company. Mr. Leonard is the Chair of the Compensation Committee and a member of the Audit Committee.
Charles L. Mears (67)	2001	Mr. Mears retired in 2000 as Executive Vice President of the chlor-alkali business of Occidental Chemical Company. While at Occidental, he served in various management positions since 1987, including serving as Senior Vice President of the Industrial Chemicals Division from 1991 until 1995. Mr. Mears began his career with Diamond Shamrock Corporation in 1965, and held various management positions. Mr. Mears also served from 2004 until August 2007 as a director of Pioneer Companies, Inc., a publicly-held chemical company. Mr. Mears is a member of the Compensation Committee and the Governance and Nominating Committee.
Charles M. Neff, Jr. (61)	1996	Mr. Neff also served as a director of KMG-Bernuth from 1991 until 1997, and served as Treasurer of KMG-Bernuth from 1993 until 1997. Mr. Neff has extensive experience in the banking industry, and he now serves as President, Chief Executive Officer and as a director of Integrity Bank. Mr. Neff served as the Chief Executive Officer and President of Houston National Bank, N.A. from 1988 to 1998, and then as Chief Executive Officer of Sterling Bank-Bayou Bend until early 2004. From 2004 until late in 2006, he was an Executive Vice President of Bank of Texas. Mr. Neff is a member of the Audit Committee and the Compensation Committee.

Name and Age	Director Since	Business Experience during the Past 5 Years and Other Information
Stephen A. Thorington (51)	2007	Mr. Thorington is a private investor. He served as Executive Vice President and Chief Financial Officer of Plains Exploration & Production Company, a New York Stock Exchange listed company from 2002 until he retired in May 2006. He also served as Executive Vice President and Chief Financial Officer of Plains Resources, Inc. from 2002 until 2004. From 1999 to 2002 he was Senior Vice President-Finance & Corporate Development of Ocean Energy, Inc. and from 1996 until 1999 he was Vice President-Finance of Seagull Energy Company. Prior to 1996, Mr. Thorington was a Managing Direct of Chase Securities and the Chase Manhattan Bank. Mr. Thorington is a member of the Audit Committee and the Governance and Nominating Committee.
Richard L. Urbanowski (71)	2000	Mr. Urbanowski retired in 1998 as President and Chief Operating Officer of ISK Biosciences Corporation, a specialty chemicals company selling crop protection chemicals and wood preservative products. Mr. Urbanowski began his career with Diamond Alkali Company where he held various positions in research and development, engineering, operations, production and sales. He is currently a director of the CropLife of America Foundation. Mr. Urbanowski also served from 2005 until August 2007 as a director of Pioneer Companies, Inc., a publicly-held chemical company. Mr. Urbanowski is the Chair of the Governance and Nominating Committee and is a member of the Compensation Committee.

Named Executive Officers and Employees Who Are Not Directors

The following table sets forth certain information with respect to our named executive officers and employees who are not directors.

Name and Age	Business Experience during the Past 5 Years and Other Information
Roger C. Jackson (56)	Mr. Jackson was elected Secretary in 2001, and became Vice President and General Counsel in 2002. Prior to then, Mr. Jackson had been a partner since 1995 in Woods & Jackson, L.L.P. and had been a partner in the Houston law firm Brown, Parker & Leahy L.L.P. beginning in 1985.
Thomas H. Mitchell (63)	Mr. Mitchell is KMG-Bernuth's Vice President-Sales. He has served as KMG-Bernuth's Vice President since 1994. He has been employed by KMG-Bernuth since 1988 in various capacities, including general sales manager and general manager.
John V. Sobchak (47)	Mr. Sobchak was employed in 2001 as our Chief Financial Officer. Before he joined us, Mr. Sobchak had been the Chief Financial Officer of Novistar, Inc., a joint venture between Torch Energy Advisors, Inc. and Oracle Corporation, and prior to that he had been the Treasurer of Torch Energy Advisors, Inc. He was employed from 1988 to 1997 by Mesa, Inc, a publicly traded oil and gas company, most recently as its Treasurer.

Communication with the Board

In order to provide our shareholders and other interested parties with a direct and open line of communication to the Board of Directors, the Board of Directors has adopted the following procedures for communications to directors. Shareholders and other interested persons may communicate with the Chairman of our Audit Committee or with our non-management directors as a group by written communications addressed in care of Corporate Secretary, 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

All communications received in accordance with these procedures will be reviewed initially by senior management. Senior management will relay all such communications to the appropriate director or directors unless it is determined that the communication (a) does not relate to our business or affairs or the functioning or constitution of the Board of Directors or any of its committees; (b) relates to routine or insignificant matters that do not warrant the attention of the Board of Directors; (c) is an advertisement or other commercial solicitation or communication; (d) is frivolous or offensive; or (e) is otherwise not appropriate for delivery to directors.

The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board of Directors or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made only in accordance with applicable law and regulations relating to the disclosure of information.

The Corporate Secretary will retain copies of all communications received pursuant to these procedures for a period of at least one year. The Board of Directors will review the effectiveness of these procedures from time to time and, if appropriate, recommend changes. As of the Record Date, no communications have been received.

Board Meetings

The Board of Directors held five meetings in fiscal year 2007, including special meetings, and took action by unanimous consent in several instances. All Board members are expected to attend the Annual Meeting and last year they all did attend.

Director Independence

The Board of Directors is composed of six non-employee directors and two employee directors. Under our guidelines and the listing requirements of The Nasdaq Global Market, at least a majority of our Board of Directors must be independent. The Board of Directors has determined that all six of its non-employee directors meet the requirement of independence. The only non-independent directors are Mr. Hatcher, our Chair, and Mr. Butler, our Chief Executive Officer.

Board Committee Membership

The Board of Directors has three standing committees, an Audit Committee, a Nominating and Corporate Governance Committee ("Governance Committee") and a Compensation Committee. The Audit Committee, the Governance Committee and the Compensation Committee are composed entirely of non-employee directors whom the Board has determined are independent. The table below

Nominating and Corporate Governance Committee

During fiscal year 2007, the Governance Committee held two meetings. The committee is responsible for developing and implementing policies and practices relating to corporate governance, including establishing and monitoring implementation of corporate governance guidelines. The committee also plans for the succession of the Chief Executive Officer and other executives. The committee is responsible for identifying and assessing candidates for the Board of Directors, including making recommendations to the Board regarding candidates. In fulfilling its duties, the Governance Committee, among other things,

- identifies individuals qualified to be Board members consistent with criteria established by the committee;
- recommends to the Board nominees for the next annual meeting of shareholders; and
- evaluates individuals suggested by shareholders.

In recommending director candidates to the Board, the Governance Committee charter requires the committee to select individuals who possess the highest personal and professional integrity.

The Governance Committee is comprised solely of non-employee directors who are independent within the meaning of listing standards of The Nasdaq Global Market. Members of the Governance Committee are Messrs. Gilman, Mears, Thorington and Urbanowski, and Mears. Mr. Urbanowski is the Chair.

The Governance Committee will consider recommendations for director made by shareholders for fiscal year 2009, if such recommendations are received in writing, addressed to the chair of the committee, Mr. Urbanowski, in care of KMG Chemicals, Inc., at 10611 Harwin, Suite 402, Houston, Texas 77036 by July 31, 2008. Recommendations by shareholders that are made in accordance with these procedures will receive equal consideration by the Governance Committee. Directors and members of management may also suggest candidates for director. In some cases, the committee may engage, for a fee, the services of a third party executive search firm to assist it in identifying and evaluating candidates for director.

Compensation Committee

During fiscal year 2007, the Compensation Committee held six meetings. The Compensation Committee establishes compensation for our Chief Executive Officer and other executive officers, and makes recommendations to the Board of Directors regarding compensation of directors. The committee also administers our incentive compensation, stock option and other equity based compensation plans, which included in fiscal year 2007 our 1996 Stock Option Plan and our 2004 Long-Term Incentive Plan. The Compensation Committee is composed currently of four non-employee directors, Fred C. Leonard, III, Charles L. Mears, Charles M. Neff, Jr. and Richard L. Urbanowski. Mr. Leonard is the current chair. The Board has determined that each of the members of the committee is independent within the meaning of the listing standards of The Nasdaq Global Market.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis contains the philosophy underlying our compensation strategy and the fundamental elements of compensation paid to the persons included in our Summary Compensation Table. We refer to those persons as "named executive officers".

Objectives of Our Compensation Program

We manufacture, formulate and distribute specialty chemicals, and we currently operate four business segments. Our strategy includes growing in a manner that increases shareholder value by

Communication with the Board

In order to provide our shareholders and other interested parties with a direct and open line of communication to the Board of Directors, the Board of Directors has adopted the following procedures for communications to directors. Shareholders and other interested persons may communicate with the Chairman of our Audit Committee or with our non-management directors as a group by written communications addressed in care of Corporate Secretary, 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

All communications received in accordance with these procedures will be reviewed initially by senior management. Senior management will relay all such communications to the appropriate director or directors unless it is determined that the communication (a) does not relate to our business or affairs or the functioning or constitution of the Board of Directors or any of its committees; (b) relates to routine or insignificant matters that do not warrant the attention of the Board of Directors; (c) is an advertisement or other commercial solicitation or communication; (d) is frivolous or offensive; or (e) is otherwise not appropriate for delivery to directors.

The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board of Directors or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made only in accordance with applicable law and regulations relating to the disclosure of information.

The Corporate Secretary will retain copies of all communications received pursuant to these procedures for a period of at least one year. The Board of Directors will review the effectiveness of these procedures from time to time and, if appropriate, recommend changes. As of the Record Date, no communications have been received.

Board Meetings

The Board of Directors held five meetings in fiscal year 2007, including special meetings, and took action by unanimous consent in several instances. All Board members are expected to attend the Annual Meeting and last year they all did attend.

Director Independence

The Board of Directors is composed of six non-employee directors and two employee directors. Under our guidelines and the listing requirements of The Nasdaq Global Market, at least a majority of our Board of Directors must be independent. The Board of Directors has determined that all six of its non-employee directors meet the requirement of independence. The only non-independent directors are Mr. Hatcher, our Chair, and Mr. Butler, our Chief Executive Officer.

Board Committee Membership

The Board of Directors has three standing committees, an Audit Committee, a Nominating and Corporate Governance Committee ("Governance Committee") and a Compensation Committee. The Audit Committee, the Governance Committee and the Compensation Committee are composed entirely of non-employee directors whom the Board has determined are independent. The table below provides the fiscal year 2007 membership for the three standing committees after Mr. Thorington became a member of the Board of Directors in May 2007.

	Audit Committee	Nominating & Governance Committee	Compensation Committee
George W. Gilman	X*	X	
Fred C. Leonard	X		X*
Charles L. Mears		X	X
Charles M. Neff, Jr.	X		X
Stephen A. Thorington	X	X	
Richard L. Urbanowski		X*	X

* Committee Chair

Committee Charters and the Code of Business Conduct

The Audit, Governance and Compensation Committees have each adopted charters that have been approved by the Board of Directors. The Board of Directors has also adopted a Code of Business Conduct applicable to all employees, including the Chief Executive Officer, the Chief Financial Officer and other senior management. The Code of Business Conduct covers such topics as financial reporting, conflicts of interest, compliance with laws, fair dealing and use of our assets. The Code of Business Conduct satisfies the requirements of a "code of ethics" under Section 406(c) of the Sarbanes-Oxley Act of 2002, and requires that any waiver of those provisions by executive officers or directors may be made only by the Board of Directors and must be promptly disclosed to shareholders along with the reason for the waiver.

The charters of the Audit, Compensation and Governance Committees, and the Code of Business Conduct, are available on our website at *kmgchemicals.com* or by writing to Corporate Secretary, KMG Chemicals, Inc., 10611 Harwin, Suite 402, Houston, Texas 77036. These documents will be provided free of charge. Material contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Audit Committee

The Audit Committee met four times during fiscal year 2007. The Audit Committee advises the Board and management from time to time with respect to internal controls, systems and procedures, accounting policies and other significant aspects of our accounting, auditing and financial reporting practices. The Audit Committee also monitors the preparation of our quarterly and annual reports and supervises our relationship with our external auditors.

The Audit Committee operates under a charter approved by the Board of Directors. The Audit Committee's function under its written charter is to appoint the independent registered public accounting firm and auditors to audit our financial statements and perform other services related to the audit; review the scope and results of the audit with the independent accountants; review with management and the independent accountants our interim and year-end operating results; oversee our external reporting; consider the adequacy of the internal accounting and auditing procedures; evaluate the independence of the internal and external auditors; and approve and review any non-audit services to be performed by the independent accountants.

The Audit Committee consists currently of four non-employee directors, George W. Gilman, Fred C. Leonard, III, Charles M. Neff, Jr., and Stephen A. Thorington. Mr. Gilman is the current chair. The Board has determined that all of the members of the Audit Committee are independent and financially sophisticated within the meaning of the listing standards of The Nasdaq Global Market. The Board of Directors has also determined that Mr. Gilman and Mr. Thorington are "audit committee financial experts" within the meaning of that term under the rules of the SEC. Mr. Gilman has served on our Board of Directors since 1996, and he is a certified public accountant. Mr. Thorington has served as the Chief Financial Officer of two public companies from 2002 to 2006, and he has held other financial reporting positions in industry and in banking. In the course of their careers, Mr. Gilman and Mr. Thorington have acquired (i) an understanding of generally accepted accounting principles and financial statements, (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, (iv) an understanding of internal control over financial reporting, and (v) an understanding of audit committee functions.

Report of the Audit Committee

The Audit Committee reviewed our audited financial statements for the fiscal year ended July 31, 2007, with the independent auditors. Management has the responsibility for the preparation, presentation and integrity of the financial statements, and the independent registered public accounting firm and auditors have the responsibility for auditing the financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

The Audit Committee discussed and reviewed with the independent auditors all communications required by accounting principles generally accepted in the United States of America, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the audit by the independent auditors of the financial statements.

In discharging its oversight responsibility with respect to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee also discussed with the auditors any relationship that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management and the independent auditors the quality and adequacy of our responsibilities, budget and staffing.

Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board that the audited financial statements be included in our report on Form 10-K for the fiscal year ended July 31, 2007, for filing with the Securities and Exchange Commission.

Audit Committee:
George W. Gilman, Chair
Fred C. Leonard III
Charles M. Neff, Jr.
Stephen A. Thorington

This report by the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that we specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Nominating and Corporate Governance Committee

During fiscal year 2007, the Governance Committee held two meetings. The committee is responsible for developing and implementing policies and practices relating to corporate governance, including establishing and monitoring implementation of corporate governance guidelines. The committee also plans for the succession of the Chief Executive Officer and other executives. The committee is responsible for identifying and assessing candidates for the Board of Directors, including making recommendations to the Board regarding candidates. In fulfilling its duties, the Governance Committee, among other things,

- identifies individuals qualified to be Board members consistent with criteria established by the committee;
- recommends to the Board nominees for the next annual meeting of shareholders; and
- evaluates individuals suggested by shareholders.

In recommending director candidates to the Board, the Governance Committee charter requires the committee to select individuals who possess the highest personal and professional integrity.

The Governance Committee is comprised solely of non-employee directors who are independent within the meaning of listing standards of The Nasdaq Global Market. Members of the Governance Committee are Messrs. Gilman, Mears, Thorington and Urbanowski, and Mears. Mr. Urbanowski is the Chair.

The Governance Committee will consider recommendations for director made by shareholders for fiscal year 2009, if such recommendations are received in writing, addressed to the chair of the committee, Mr. Urbanowski, in care of KMG Chemicals, Inc., at 10611 Harwin, Suite 402, Houston, Texas 77036 by July 31, 2008. Recommendations by shareholders that are made in accordance with these procedures will receive equal consideration by the Governance Committee. Directors and members of management may also suggest candidates for director. In some cases, the committee may engage, for a fee, the services of a third party executive search firm to assist it in identifying and evaluating candidates for director.

Compensation Committee

During fiscal year 2007, the Compensation Committee held six meetings. The Compensation Committee establishes compensation for our Chief Executive Officer and other executive officers, and makes recommendations to the Board of Directors regarding compensation of directors. The committee also administers our incentive compensation; stock option and other equity based compensation plans, which included in fiscal year 2007 our 1996 Stock Option Plan and our 2004 Long-Term Incentive Plan. The Compensation Committee is composed currently of four non-employee directors, Fred C. Leonard, III, Charles L. Mears, Charles M. Neff, Jr. and Richard L. Urbanowski. Mr. Leonard is the current chair. The Board has determined that each of the members of the committee is independent within the meaning of the listing standards of The Nasdaq Global Market.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis contains the philosophy underlying our compensation strategy and the fundamental elements of compensation paid to the persons included in our Summary Compensation Table. We refer to those persons as "named executive officers".

Objectives of Our Compensation Program

We manufacture, formulate and distribute specialty chemicals, and we currently operate four business segments. Our strategy includes growing in a manner that increases shareholder value by purchasing additional product lines and businesses. We target for acquisition products and businesses in specialty chemicals that we believe provide an opportunity to obtain a significant market share through further acquisition and growth, that are of a size that larger industry participants often find too small to be attractive, that have niche products with well established uses, that do not require substantial on-going research and development, and that have significant barriers to entry. To assist in carrying out that strategy, the Compensation Committee has designed our compensation program to:

- Reward executive officers for long-term strategic management and the enhancement of shareholder value;
- Integrate the compensation program with our short and long-term strategic business plans; and
- Attract, motivate, reward and retain experienced and highly qualified executive officers.

What Our Compensation Program Is Designed To Reward

Our compensation program is designed to reward executive officers who are capable of leading us in achieving our business strategy on both a short-term and long-term basis. When making compensation decisions, we consider the personal performance of our executives, relative internal equity within the executive pay structure, compensation at comparable companies and financial affordability.

The Elements of Our Compensation

To further our executive compensation philosophy and to assist us in achieving our business strategy, in fiscal year 2007 we utilized the following elements of compensation:

- base salary,
- annual incentive compensation,
- long-term incentive compensation,
- other broad-based employee benefits, and
- executive benefits and perquisites.

How We Determine Each Element of Compensation And Why We Pay Each Element

In fiscal year 2007, the Compensation Committee began to refine our compensation program by increasing total compensation and more heavily weighting the compensation of our named executive officers toward long-term incentive compensation. We believe that our compensation program will enhance our profitability and shareholder value by more closely aligning the financial interests of our executive officers with those of our shareholders.

When the refined compensation program has been fully implemented in fiscal year 2011, the Compensation Committee expects that base salary for our Chief Executive Officer ("CEO") will be approximately 30% of the major elements of total compensation (base, annual incentive and long-term incentive). Base salary for our other named executive officers is expected to be approximately 40% of the major elements of compensation. The Compensation Committee believes that approximately 20% of the major elements of compensation of our named executive officers, including our CEO, will be in an annual incentive bonus. Our CEO is expected to receive long-term incentive compensation at approximately 50% of the major components, while long-term incentive compensation will be about 40% for our other named executive officers, when the refined approach is fully phased-in. We intend that long-term incentives be weighted more heavily than annual incentives in recognition of the importance of achieving long-term goals which enhance shareholder value.

Below we discuss each element of compensation listed above, including why we elect to pay each element of compensation and how the Compensation Committee determines each element of compensation.

Base Salary

Base salary is the fixed compensation paid to an executive for performing specific job responsibilities, and it represents the minimum income an executive might receive in any given year. Base salary is essential to attracting and retaining experienced and highly qualified executives, including our named executive officers. Base salary is established initially on the abilities, accomplishments, and the prior work experience and performance of the executive officer. Adjustments in base salary are considered on a discretionary basis taking into account internal equity and consistency, the executive's performance and experience, level of responsibility, changes in responsibilities, retention risk and market surveys. When our refined compensation strategy is fully phased-in, the Compensation Committee intends to set base salaries at approximately the 45th percentile (90% of the median) of national survey and peer group data for executives having similar responsibilities at similarly sized companies.

Prior to adjustments to base salaries in November 2006, base salaries for our named executive officers ranged between the 33rd and 41st percentile of the survey data. After the November 2006 salary increases, base salaries of the named executive officers ranged between the 37th and 44th percentile of the survey data. In June 2007, Mr. Hatcher resigned as CEO and retained the role of Chairman. Mr. Butler was promoted from Chief Operating Officer ("COO") to CEO, and his base salary increased at that time by $35,000. Our Summary Compensation Table sets forth base salary for our named executive officers.

Annual Incentive Compensation

The design of our annual incentive plan focuses executives on our strategic objectives. We believe annual incentives motivate our executives to lead us in achieving success.

The Compensation Committee administers our annual incentive awards to executives, but delegates to our CEO day-to-day responsibility for the program. Annual incentive compensation rewards executives based upon achievement of company performance objectives, strategic objectives and individual performance objectives that are established by the Compensation Committee, based upon the recommendation of the CEO. The Compensation Committee is responsible for establishing the objectives for the CEO. Each objective is given greater or lesser weight based primarily on the Compensation Committee's evaluation of the relative importance of the objective. The Compensation Committee evaluates the achievement or progress toward the objectives of executives, and determines the degree to which objectives are achieved. Although the Compensation Committee may make adjustments to objectives or weights to take into account special or unforeseen circumstances, in fiscal year 2007, it did not do so.

Annual incentives are paid as a percentage of base salary based upon the proportion that performance objectives are achieved. The annual incentive is calculated by the formula: Base Salary × %Objective Achieved × %Objective Weight.

The Board of Directors establishes company performance objectives based upon one or more of the following performance measures: return on equity, assets, capital or investment; revenue growth; earnings per share growth; gross margin; and operating cash flow or cash flow from operating activities. These objectives may be identical for all executives or may differ to reflect more appropriate measures of individual performance. Performance measures are adopted and weighted by the Compensation Committee annually to give emphasis to performance for which executives have the most direct control.

For fiscal year 2007, the table below lists the objectives and their relative weights for determining annual incentive compensation for named executive officers.

Annual Incentive Performance Objectives and Weightings in Fiscal Year 2007 for the Named Executive Officers

Objective	Hatcher	Butler	Sobchak	Jackson	Mitchell
Earnings per Share	15%	30%	25%	30%	20%
Cash Flow from Operations	15%	30%	25%	30%	20%
Strategic Plan Goals	35%	20%	20%	20%	—
Gross Margin	—	—	—	—	40%
Personal Objectives	35%	20%	30%	20%	20%

The objectives of each executive have a threshold level below which no award will be payable, a target level and a maximum award level. The target level for executives is generally set based on performance at 100% of budget for the year. Threshold performance is generally set at 90% of budget, and the maximum award level is generally set for performance at 120% of budget. For fiscal year 2007, the award levels for several of the named executive officers were increased over fiscal year 2006 to better align their annual incentive compensation with the marketplace and to allocate more of their compensation to elements that are performance based. The following table describes the potential award levels, as a percentage of base salary, for the named executive officers:

Potential Annual Incentive Levels as a Percentage of Base Salary for Objectives for Fiscal Year 2007 for the Named Executive Officers

Name/Title	Threshold	Target	Maximum
David L. Hatcher, Chairman of the Board, and Chief Executive Officer†	15%	50%	70%
J. Neal Butler, Chief Executive Officer, Chief Operating Officer and President(1)	12%	40%	52%
John V. Sobchak, Vice President and Chief Financial Officer	12%	40%	52%
Roger C. Jackson, Vice President and General Counsel	12%	40%	52%
Thomas H. Mitchell, Vice President (KMG-Bernuth only)	9%	30%	39%

(1) Mr. Hatcher was CEO until June 1, 2007. Mr. Butler was COO until June 1, 2007, when he also became CEO.

Base salaries in fiscal year 2007 plus the target level of annual incentive compensation for the named executive officers ranged between the 37th and 45th percentile of the survey data prior to the November 1, 2006 salary increases. After the November 1, 2006 increases in salary and annual incentive compensation took effect, fiscal year 2007 base salaries plus the target level of annual incentive compensation for the named executive officers ranged between the 40th and 48th percentile of the survey data. The amounts paid to each named executive officer are reflected in the Summary Compensation Table under the Non-Equity Incentive Compensation column.

The actual aggregate annual incentive award payment to the named executive officers for fiscal year 2007 ranged from 32.3% to 66.5% of their respective base salaries. The annual incentive award paid to named executive officers by performance objective for fiscal year 2007, as a percentage of base salary, is described in this table:

Award Level Paid as a Percentage of Base Salary for Fiscal Year 2007

Objective	Hatcher	Butler	Sobchak	Jackson	Mitchell
Earnings per Share	10.5%	15.6%	13.0%	15.6%	7.8%
Cash Flow from Operations	10.5%	15.6%	13.0%	15.6%	7.8%
Strategic Plan Goals	21.0%	10.4%	10.4%	10.4%	—
Gross Margin	—	—	—	—	12.0%
Personal Objectives	24.5%	10.4%	13.2%	6.0%	4.7%
Total	66.5%	52.0%	49.6%	47.6%	32.3%

Long-Term Incentive Compensation

General

We provide senior executives, including our named executive officers, with long-term equity compensation that is tied to performance, because we believe it aligns the financial interests of our executives with our shareholders, and motivates our executive officers to create shareholder value. Long-term equity compensation is also an important retention tool. Long-term equity compensation can comprise the largest percentage of executive compensation. When our refined compensation approach is fully implemented, long-term equity incentives for senior executives will be targeted above the market median if performance objectives are achieved.

In the past we have awarded equity compensation in two forms, performance-based restricted stock unit awards and stock options. The Compensation Committee currently administers equity incentives under our 2004 Long-Term Incentive Plan. Stock options were granted in the past to employees under our 1996 Stock Option Plan, but we shifted to utilizing performance-based stock unit awards in fiscal year 2005, and no option grants were made under the 1996 plan in fiscal year 2007. Although the 1996 Stock Option Plan terminated on July 31, 2007, the Compensation Committee can grant stock options under the 2004 plan.

The Compensation Committee determines long-term incentive award levels and type of award in November of each year, after the release of financial results for the prior fiscal year. Long-term incentive grants vary in amount from year to year based on the performance of the executive, his expected role in our future performance and on our financial performance. The Compensation Committee also considers prior stock option awards made to the executive officer, which were often made as new hire awards, in setting new long-term equity awards. The value of stock option awards is annualized over a 10-year period when the new awards are considered. Stock options are valued using the Black-Scholes method, and performance-based restricted stock awards are valued at 100% of the then current stock price.

Performance-Based Stock Awards

With current long-term incentives below the targeted market percentile of our peer group for all executives, the Compensation Committee continues to move long-term incentive awards toward a level above the market median. The Compensation Committee chose performance restricted stock units, because they have a greater perceived value to executives over options since their expected base value is not dependent on share price appreciation. Performance restricted stock units are favored by shareholders because of the direct link to company performance and the fact that they are less subject to manipulation based upon the timing of the grant than options. The Compensation Committee has also designed performance restricted stock awards to strongly support retention of executives by using three year overlapping performance periods.

Performance-based stock units were granted to each of the named executive officers except for Mr. Hatcher in fiscal year 2007 under our 2004 Long Term Incentive Plan. The awards were granted as Series 1 and Series 2 awards of shares of Common Stock, subject to performance vesting requirements. Performance under the awards is measured over a three year measurement period beginning August 1, 2006, and shares vest based on satisfaction of performance requirements at the end of the three years.

The Series 1 awards, valued at 60% of the total award, granted the named executive officers up to an aggregate of 23,850 shares of Common Stock, subject to a performance requirement of certain revenue growth objectives and average annual return on equity over the three year measurement period. The Series 2 award, valued at 40% of the total, granted the named executive officers up to aggregate of 15,900 shares of Common Stock, subject to a performance requirement of earning per share growth over the three year measurement period.

When considering the individual awards, the Compensation Committee determines a target award level as a percentage of base pay appropriate for each executive. The value of the restricted share units used to calculate the number of shares then awarded may take into consideration some anticipated share appreciation.

As Mr. Hatcher is one of our major shareholders, the Compensation Committee did not award him long-term incentive compensation in fiscal year 2007. The Compensation Committee believes his interests are already aligned with shareholders. Excluding Mr. Hatcher, in fiscal year 2007 total targeted direct compensation for the named executive officers ranged between the 30th and 34th percentile of the survey data prior to the November 1, 2006 increases in salary and annual incentives. After the November 1, 2006 base salary increases and the new target annual incentive awards took effect, and including long-term equity awards in fiscal year 2007, total targeted direct compensation for the named executive officers ranged between the 47th and 55th percentile of the survey data. The Grants of Plan Based Awards table sets forth the awards made to the named executive officers.

Stock Options

Although, we believe that options emphasize the importance of improving stock price performance and increasing shareholder value over the long-term, we have not awarded our named executive officers stock options since fiscal year 2004. The Outstanding Equity Awards at Fiscal Year End table sets forth the number and dollar value of options made previously to the executives. The plan does not allow the repricing of options without stockholder approval.

Broad-based Employee Benefits

Employee benefits are designed to be attractive to employees and competitive in the market at the median.

Health and Welfare Plans

We offer health and welfare benefits to substantially all employees, including executives. These benefits include medical, dental, life, accidental death, short and long-term disability, and long-term care coverage. Executives make the same contributions for the same type of coverage, and receive the same level of benefit as other employees for each form of coverage or benefit. We provide vacation and paid holidays to all eligible employees, including executives, that is comparable to other similarly sized companies.

Retirement Plans

We offer a defined contribution 401(k) plan to substantially all of our employees in the United States. Participants may contribute in calendar year 2007 up to $15,500 of their compensation. We make matching contributions under the plan up to 3% of the participant's compensation. Employees age 50 or over are entitled to make an additional pre-tax contribution of up to $5,000 per year. Employees become fully vested in employer contributions after five years of employment and are ratably vested prior to that time. The Summary Compensation Table reflects our contributions to the 401(k) Plan for each named executive officer.

Executive Benefits and Perquisites

Executive benefits or perquisites may be provided on a limited basis to attract and retain key executives. Currently, we do not offer executive benefits or perquisites with a value over $10,000 to any executive other than the SERP outlined below. This benefit is reflected in the All Other Compensation Column of the Summary Compensation Table.

Supplemental Executive Retirement Plan

We adopted a supplemental executive retirement plan (SERP) in fiscal year 2001. Only executives specifically designated by us may be participants in the plan, and currently only one executive, Thomas H. Mitchell, is a participant. The SERP is unfunded and amounts payable to participants are our general obligations. The SERP provides that an executive will be paid a supplemental retirement benefit for 10 years equal to a percentage of the participant's three-year average base salary at normal retirement multiplied by the years of credited service up to a maximum of 20 years. The benefit payable to participants is reduced by the equivalent actuarial value of our portion of the contributions to the 401(k) plan and one-half of social security benefits. Normal retirement is the earlier of age 65 and completion of 10 years credited service or age 60 with 30 years credited service. Early retirement is possible after reaching age 60 and completion of 10 years credited service. A participant may elect payment of benefits in any one of the following forms: Joint and 100% Survivor Annuity, Joint and 50% Survivor Annuity, 10 Year Certain and Life, and Single Sum. The Compensation Committee, in its sole discretion and without any obligation to exercise reasonable discretion, must approve a single sum payment. If the Compensation Committee does not grant approval of a single sum payment, a participant must elect to receive benefits in any one of the other three options. If a participant's employment with us terminates prior to attainment of early retirement or normal retirement age, and if that termination is not due to death or disability, benefits that would otherwise be payable under the SERP may be forfeited. The CEO, with the consent of the Compensation Committee, may waive the application of this provision.

Thomas H. Mitchell was designated as a participant in the SERP in fiscal year 2002, and his benefit percentage was established to pay 56% of his three-year average base salary at normal retirement prior to reductions. The annual benefit payable under the plan to Mr. Mitchell at normal retirement is estimated to be approximately $75,000. We maintain a life insurance policy on Mr. Mitchell. We believe that the cash surrender value of that policy will be sufficient to pay the benefit under the SERP.

Employment Agreements

We have employment agreements with four executives, John V. Sobchak, Thomas H. Mitchell, Roger C. Jackson and J. Neal Butler. Each agreement is now automatically renewing for one-year periods, and will continue to do so unless we provide at least 60 days prior written notice of non-renewal.

Under the terms of these employee agreements, if we terminate the executive's employment (other than for cause or due to death or disability) or elect not to extend the executive's term of employment for the renewal term, or if the executive voluntarily terminates his employment for good reason, then we must pay the executive a termination payment equal to a multiple of his base salary at termination. For Messrs. Mitchell and Jackson, this multiple is three times base salary, and for Messrs. Sobchak and Butler, the multiple is two times base salary. Using base salaries as of the end of fiscal year 2007, these payments would be $429,780 to Mr. Mitchell, $419,328 for Mr. Jackson, $500,008 for Mr. Butler and $317,520 for Mr. Sobchak. The termination payments are paid in a lump sum at termination, except that Mr. Jackson's amount would be paid in three annual payments if the termination is not within one year of a change of control. If the termination or election not to extend by us or voluntary resignation for good reason by the executive occurs within one year of a change of control, then any option to acquire shares of our common stock held by the executive becomes fully vested as of the date of termination, and exercisable for a period of two years. For unvested options that would vest in that circumstance, as of the end of fiscal year 2007 the spread between the market value of common stock that would be received on the exercise of the options and the exercise price was $35,750 for Mr. Mitchell, $1,719,900 for Mr. Butler and $171,700 for Mr. Sobchak. If such termination or election not to extend by us or voluntary resignation for good reason by the executive occurs within one year of a change of control, then performance restricted awards will only vest if the award agreement so provides. The current performance restricted awards only vest upon death, total and permanent disability or retirement. On death and total and permanent disability, performance restricted awards vest proportionally based on months of service in the three year performance measurement period, but based on performance achieved as of the termination. Using the market value of our common stock as of the end of fiscal year 2007, we estimate the value of the performance stock awards to the executives on their death or total and permanent disability at the end of that fiscal year would be $102,955 for Mr. Mitchell, $201,337 for Mr. Jackson, $421,336 for Mr. Butler and $247,368 for Mr. Sobchak. On retirement, the awards vest 100%, subject to satisfaction of the performance criteria at the end of the performance measurement period.

In addition, Mr. Mitchell will be entitled to the benefit owed him paid in accordance with our SERP if we were to terminate his employment (other than for cause or due to death or disability) or elect not to extend the executive's term of employment at the end of the initial term or any renewal term, or if the executive voluntarily terminates his employment for good reason. The benefit is payable annually for ten years, and we have estimated the benefit to be $75,000 per year. However, if such termination or election not to extend or resignation occurs within one year of a change of control, then the benefit that is payable to Mr. Mitchell under this plan would be paid to him as a single lump sum. If Mr. Mitchell's employment with us terminates by reason of death, we are required to pay his beneficiary a lump sum payment of $500,000. We have obtained life insurance on Mr. Mitchell to provide a source of funds for this obligation.

Resignation by the executive for "good reason" includes failure to pay any amount due to such executive, demotion, relocation or an uncured breach of the employment agreement by us. A "change of control" includes, among other events, the acquisition of an individual or group of beneficial ownership of more than 50% of the combined voting power of our then-outstanding common stock.

The employment agreements for Messrs. Butler, Jackson, Sobchak and Mitchell have provisions for the assignment to us any rights, titles and interest in and to all works, copyrights, materials, inventions, ideas, discoveries, designs, improvements, trade secrets, patents and trademarks and applications for any of these during their respective employment. In addition, each has agreed not to disclose confidential information.

As part of the consideration for the compensation and benefits, each executive mentioned above also signed an agreement with non-competition obligations which prohibits the executive from engaging and being interested in any business which is competitive with us during employment and for a period of one year after employment terminates without our prior written consent. In the event an executive breaches any of these provisions, we may terminate any payments then owing to the executive and/or seek specific performance or injunctive relief for such breach or threatened breach.

How We Determine Executive Officer Compensation

Role of the Compensation Committee

The Compensation Committee is composed of independent, outside members of the Board of Directors in accordance with NASDAQ rules, current SEC regulations, and Section 162(m) of the Internal Revenue Code, and is responsible for establishing, reviewing, approving and monitoring the compensation paid to the named executive officers.

Role of Executive Officers in Setting Compensation

Our CEO provides input on the Compensation Committee agenda, including background information regarding our strategic objectives, suggestions on annual performance targets and reports on his evaluations of the executive officers. He makes compensation recommendations with respect to base salary merit increases, annual and long-term incentives that are then reviewed by the Compensation Committee and passed on to the Board. Since our CEO is a member of the Board, he has input into the final approval of the overall compensation program. The Board, excluding the CEO, makes decisions about the CEO's compensation. The entire Board approves compensation of the other named executive officers.

The Chief Financial Officer ("CFO") evaluates the financial implications of Compensation Committee actions.

The Compensation Committee meetings are attended by the committee members, and as needed, by other directors, the CFO, and outside advisors, including our compensation consultant. The Compensation Committee regularly meets in executive session without any members of management present.

Benchmarking

The Compensation Committee has the sole authority, to the extent deemed necessary and appropriate, to retain and terminate any compensation consultants. In fiscal year 2007, the Compensation Committee engaged Stone Partners, Inc. to advise it on executive compensation. Stone Partners, Inc. is independent of us, reports directly to the Compensation Committee and has no other business relationship with us other than assisting the Compensation Committee with its executive compensation practices. The Compensation Committee and Stone Partners, Inc. review salaries, annual incentives and long-term incentive programs established for the executive's position from data in general industry surveys and from peer companies. The Compensation Committee also obtains input from our CEO respecting the performance and compensation of other executives, and input from other members of the Board.

For fiscal year 2007, Stone Partners, Inc. prepared an analysis of comparative data from the Watson Wyatt and Mercer national surveys and from a peer group of publicly-traded chemical companies. The composition and performance of the peer group is reviewed each year, and in fiscal year 2007 the peer group included the following nine publicly-traded chemical companies with comparable annual revenues and a comparable value for ongoing operations: American Pacific Corporation, American Vanguard Corporation, Balchem Corporation, CFC International Inc., Chase Corporation, Hawkins Inc., Oil-Dri Corporation, SurModics Inc., and Zoltek Companies Inc. The 25th, 50th and 75th percentiles for the data sources were analyzed to gain an understanding of the range of competitive pay practices. Although the 50th percentile of the combined data was used by the

Compensation Committee as a reference point for establishing base salary (90% of the median), annual incentive targets (at the median) and total direct compensation (at the median), the compensation of individual executives may vary above or below the reference point because of background, personal performance, skills and experience, internal equity considerations and financial affordability.

Other Important Compensation Policies

Stock Ownership Requirements for Named Executives

We have adopted a stock ownership requirement for certain executives. The requirement calls for stock ownership related to base salary by position to equal three times base salary for the CEO, two times base salary for the COO, CFO and Chief Legal Officer and one time base salary for other designated executives. Executives covered by the requirement must achieve the stock ownership by August 1, 2012. As of July 31, 2007, Mr. Hatcher owned 4,118,568 shares of Common Stock. None of our other named executives owned shares. If the required stock ownership level is not met by an executive, the Compensation Committee can pay out the after-tax portion of any cash bonus due to that executive in our stock.

Trading in Our Stock Derivatives

Our Insider Trading Policy prohibits executive officers from purchasing or selling options on our Common Stock, engaging in short sales with respect to our Common Stock, or trading in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to our Common Stock.

Financial Restatement

The Compensation Committee does not have a policy in place governing modifications to compensation where the payment of such compensation was based upon the achievement of specific results that were subsequently subject to restatement. If the Compensation Committee deems it appropriate, however, to the extent permitted by governing law, we will seek to recoup amounts determined by a financial restatement to have been inappropriately paid to an executive officer.

Tax and Accounting Implications of our Forms of Compensation

Section 162(m) of the Code limits the deductibility of certain compensation to $1 million per year for our CEO and our four other most highly compensated executive officers. There is an exception to the $1 million limit for compensation meeting certain requirements. None of our executive officers currently receives compensation exceeding the limits imposed by the Code. While the Compensation Committee cannot predict with certainty how our executive compensation might be affected in the future by the Code, the Compensation Committee intends to try to preserve the tax deductibility of all executive compensation while maintaining an executive compensation program consistent with our compensation philosophy.

Tax and accounting implications of each form of compensation:

- Salary is expensed when earned, but it is not deductible over $1 million for our covered employees (our CEO and our four other highest paid executives).
- Annual incentives are expensed during the year when payout is probable. Annual incentives paid under our shareholder-approved 2004 Long-Term Incentive Plan meet the requirements of Section 162(m) of the Code and are deductible. Any portion paid under non-objectively verifiable criteria is not deductible over $1 million under Section 162(m) of the Code for covered employees.

- Stock options are expensed over the vesting period. Our 1996 Stock Option Plan and our 2004 Long-Term Incentive Plan have been approved by shareholders, and awards are deductible under Section 162(m) of the Code.
- Performance-based restricted share awards are expensed over the performance and service period when payout is probable. Our plan has been approved by shareholders and compensation is deductible under Section 162(m) of the Code. No dividends are paid on performance restricted stock until shares are actually issued.
- Our 401(k) contributions and SERP benefits are accrued and expensed in the year of service.

Beginning on August 1, 2006, we began accounting for stock-based payments including stock options, restricted stock and other equity awards in accordance with the requirements of FAS No. 123(R).

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. The Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Fred C. Leonard III, Chair
Charles L. Mears
Richard L. Urbanowski
Charles M. Neff, Jr.

The following table presents information for the fiscal year ended July 31, 2007 for our President and Chief Executive Officer, our Vice President and Chief Financial Officer, our one other executive officer, and two other persons who were among our most highly compensated employees, one of whom was an executive officer during a part of the fiscal year and the other of whom is a Vice President of our subsidiary.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
David L. Hatcher, Chairman of the Board Directors(1)	2007	301,138	1,500			205,022		10,086	517,746
J. Neal Butler, Director, President and Chief Executive(1)	2007	216,995	1,500	84,548	49,847	130,002		7,685	490,577
John V. Sobchak, Vice President and Chief Financial Officer	2007	155,150	1,500	50,054	3,653	78,745		5,833	294,935
Roger C. Jackson, Vice President, General Counsel and Secretary	2007	136,600	1,500	39,014		66,533		5,388	249,035
Thomas H. Mitchell, Vice President—Sales (KMG-Bernuth only)	2007	143,287	1,250	21,151	874	46,330	75,903	5,638	294,433

(1) Mr. Hatcher held the position of Chief Executive Officer for KMG Chemicals, Inc. from August 1, 2006 to May 31, 2007, while Mr. Butler simultaneously held the positions of President and Chief Operating Officer. Mr. Hatcher resigned his position as Chief Executive Officer effective June 1, 2007, but he remains an employee. Mr. Butler became Chief Executive Officer of the Company at that time.

(2) Stock awards and option awards reflect the amount of compensation expense recognized in our financial statements for the fiscal year ended July 31, 2007 for performance based restricted stock awards and stock options, as required by Statement of Financial Accounting Standard 123(R), "Share-Based Payments." The assumptions used in calculating the compensation expense are set forth in note 14 of our audited consolidated financial statements in our report on Form 10-K for the year ended July 31, 2007. See also the table respecting Grants of Plan-Based Awards in Fiscal Year 2007.

(3) Non-equity incentive plan compensation represents payments under our annual incentive plan. See the discussion of our incentive plan under the Compensation Discussion and Analysis section of this Proxy Statement.

(4) Reflects the change in the amount of our accrued liability in our consolidated financial statements for the year ended July 31, 2007 under the Supplemental Executive Retirement Plan. Only Mr. Mitchell is a participant in the plan.

(5) Under our 401(K) plan for U.S. based employees, we match up to 3% of an employee's compensation. All other compensation included the following for each person in the table: (i) David L. Hatcher's other income included contributions of $9,011 to our 401(K) plan and $1,075 for an annual executive physical. (ii) J. Neal Butler's other income included contributions of $6,495 to our 401(K) plan and $1,190 for an annual executive physical. (iii) John V. Sobchak's other income included contributions of $4,643 to our 401(K) plan and $1,190 for an annual executive physical. (iv) Roger C. Jackson's other income included contributions of $4,088 to our 401(K) plan and $1,300 for an annual executive physical. (v) Thomas H. Mitchell's other income included contributions of $4,288 to our 401(K) plan and $1,350 for an annual executive physical.

The following table presents information respecting grants of plan based awards for fiscal year 2007:

Grants of Plan-Based Awards in Fiscal Year 2007

Name	Grant Date	Series	Estimated Future Payouts Under Equity Incentive Plan Awards (#)(1)(2)	Grant Date Fair Value of Stock and Option Awards
David L. Hatcher				
J. Neal Butler	2/16/2007	Series 1	9,600	$97,536
		Series 2	6,400	$65,024
John V. Sobchak	2/16/2007	Series 1	6,000	$60,960
		Series 2	4,000	$40,640
Roger C. Jackson	2/16/2007	Series 1	3,375	$34,290
		Series 2	2,250	$22,860
Thomas H. Mitchell	2/16/2007	Series 1	2,775	$28,194
		Series 2	1,850	$18,796

(1) On February 16, 2007 certain executives, including executives in the above table, were granted performance-based restricted stock awards, Series 1 and Series 2. The estimated future payout of those awards is based on the assumptions used in calculating the compensation expense recognized in our consolidated financial statements in the year ended July 31, 2007. See note 14 to our audited consolidated financial statements in our report on Form 10-K for the year ended July 31, 2007. The Series 1 awards are subject to a performance requirement composed of revenue growth and return on equity objectives measured across a three-year period beginning August 1, 2006. The calculation of the Series 1 performance requirement is not based on a threshold, but rather is based on a matrix comparing average annualized revenue growth and average annualized return on equity. The maximum award vests, if over the measuring period, the average annualized revenue growth rate is at least 25% while the average annual return on equity is at least 15%. Based on performance through July 31, 2007, we projected in our consolidated financial statements for the year ending July 31, 2007 that 100% of the Series 1 awards would vest. The Series 1 award was projected to have a fair value based on the grant date price of our Common Stock of $10.16 of $220,980 for the executives in the table. The Series 2 awards are subject to a performance requirement pertaining to the growth rate in our earnings per share over the same three year measurement period. If the annualized increase in earnings per share is 10% over the measuring period, a threshold of 20% of the award would vest. If the annualized increase is at least 20%, the entire award would vest. In our consolidated financial statements for the year ending July 31, 2007, we estimated that the entire Series 2 award would vest. The fair value of award for the executives in the table was $147,320 based on the grant date price of $10.16 for our Common Stock.

(2) See the discussion of our incentive plan under the Compensation Discussion and Analysis section of this Proxy Statement.

The following table presents information respecting outstanding equity awards at July 31, 2007. In fiscal year 2007 we did not grant any stock option awards.

Outstanding Equity Awards at 2007 Fiscal Year-End

	Option Awards(1)				Stock Awards(1)	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
David L. Hatcher						
J. Neal Butler	5,000		4.37	3/8/2016	30,972	642,669
	15,000		4.37	3/8/2017		
		15,000	4.37	3/8/2018		
		15,000	4.37	3/8/2019		
		15,000	4.37	3/8/2020		
		15,000	4.37	3/8/2021		
		15,000	4.37	3/8/2022		
		15,000	4.37	3/8/2023		
		15,000	4.37	3/8/2024		
John V. Sobchak	5,000		3.58	6/26/2015	18,588	385,701
	7,500		3.58	6/26/2016		
	2,500		3.58	6/26/2017		
		2,500	3.58	6/26/2018		
		2,500	3.58	6/26/2019		
		2,500	3.58	6/26/2020		
		2,500	3.58	6/26/2021		
Roger C. Jackson	50,000		4.00	7/31/2012	13,453	279,150
Thomas H. Mitchell	2,000		2.88	10/30/2013	8,045	166,934
	2,000		2.88	10/30/2014		
	2,000		2.88	10/30/2015		
	2,000		2.88	10/30/2016		
		2,000	2.88	10/30/2017		

(1) Outstanding option awards reflect grants under our 1996 Stock Option Plan which terminated effective July 31, 2007. Stock awards reflect grants of performance-based restricted stock awards under our 2004 Long-Term Incentive Plan. See the Compensation Discussion and Analysis section of this Proxy Statement and note 14 of our audited consolidated financial statements in our report on Form 10-K for the year ended July 31, 2007.

The following table presents information respecting options exercised by named executive officers during fiscal year 2007. There were no stock awards vested in fiscal year 2007.

Option Exercises and Stock Vested in Fiscal Year 2007

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)(1)
David L. Hatcher	—	—
J. Neal Butler	25,000	465,500
John V. Sobchak	25,000	467,000
Roger C. Jackson	100,000	1,599,000
Thomas H. Mitchell	130,250	2,842,219

(1) The value realized is calculated by multiplying the spread between the market price on the date of exercise and the exercise price of the option by the number of shares acquired on exercise.

The table below presents information respecting our Supplemental Executive Retirement Plan.

Pension Benefits for the 2007 Fiscal Year

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments during Last Fiscal Year ($)
David L. Hatcher				
J. Neal Butler				
John V. Sobchak				
Roger C. Jackson				
Thomas H. Mitchell	Supplemental Executive Retirement Plan(1)	17.9	364,226	—

(1) Thomas H. Mitchell is the only participant in our Supplemental Executive Retirement Plan.

For a description of payments on termination and change of control, see the Employment Agreements section of the Compensation Discussion and Analysis section of this Proxy.

The table below presents information respecting compensation paid to non-employee directors in fiscal year 2007. We also reimburse our directors for travel, lodging and related expenses incurred in attending Board, committee or other business meetings.

Non-Employee Director Compensation in Fiscal 2007

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation	Total ($)
George W. Gilman	40,225	43,600	—	—	—	83,825
Fred C. Leonard, III	43,025	43,600	—	—	—	86,625
Charles L. Mears	28,025	43,600	—	—	—	71,625
Charles M. Neff, Jr.	39,025	43,600	—	—	—	82,625
Stephen A. Thorington	9,625	29,067	—	—	—	38,692
Richard L. Urbanowski	41,925	43,600	—	—	—	85,525

(1) Compensation of non-employee directors changed during fiscal year 2007. Currently, each director is paid a fee of $1,650 for each regular or special meeting of the Board of Directors, and paid an annual retainer of $16,500 per year. Directors are also paid $1,100 for attending committee meetings and business meetings, and the chair of each committee is paid a retainer of $4,000 per year, except for the chair of the Audit Committee who is paid a retainer of $8,000 per year. Annual retainers are paid quarterly. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.

(2) Stock awards reflect the award of 4,355 shares of Common Stock on January 16, 2007 to each non-employee director other than Mr. Thorington. The grant date fair value was $10.01 per share. Mr. Thorington joined the Board of Directors in May, 2007, and the amount of his stock award was prorated to 2,100 shares. The grant date of his award was May 22, 2007, and the fair value at that date was $13.84 per share. Stock awards were of full shares and fractional shares were paid in cash.

PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has appointed UHY LLP as independent registered public accounting firm and auditors to conduct the annual audit of our accounts for fiscal year 2008. Although action by the shareholders in this matter is not required, the Board of Directors believes that it is appropriate to seek shareholder ratification of this appointment in light of the important role played by the independent auditors in maintaining the integrity of our financial controls and reporting. If ratification of the appointment is not approved, the Board of Directors will reconsider the appointment. A representative of UHY LLP will be present at the Annual Meeting and will have the opportunity, if he so desires, to respond to appropriate questions.

The Board of Directors recommends that you vote to ratify the appointment of UHY LLP as our independent registered public accounting firm for the fiscal year 2008. Unless otherwise indicated, all properly executed proxies received by us will be voted "FOR" such ratification at the Annual Meeting.

Principal Accounting Firm Fees

The aggregate fees billed by our independent registered public accounting firm and auditors, UHY LLP and its predecessor firms, for professional services rendered to us for the two fiscal years ended July 31 were as follows:

	2007	2006
Audit Fees	$227,448	$160,908
Tax Fees	—	—
All Other Fees	17,037	89,647
Total	$244,485	$250,555

The policy of the Audit Committee is to pre-approve all audit and non-audit services conducted by our independent registered public accounting firm and auditors. Under the policy, pre-approval is required before the independent accountants are engaged for the particular services. The amount described as "All Other Fees" in fiscal year 2007 was for services rendered primarily for minor technical assistance, and for fiscal year 2006 the amount was almost entirely to assist us in connection with other filings with the SEC. The Audit Committee has considered whether the provision of the services included in other fees is compatible with maintaining the independence of our independent registered accounting firm and auditors.

Section 16(A) Beneficial Ownership Reporting Compliance

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us, we know of no failure in Section 16(a) beneficial ownership reporting compliance except that through inadvertence certain executives and directors filed late.

Shareholder Proposals for 2008 Annual Meeting

Any shareholder who intends to present a proposal at the 2008 Annual Meeting of Shareholders must file such proposal with us by June 30, 2008, for possible inclusion in our proxy statement and form of proxy relating to that meeting.

Other Matters

The Board of Directors knows of no matters other than those stated above which are to be brought before the Annual Meeting. However, if any such other matters should be presented for consideration and voting, the persons named in the proxy to vote thereon will do so in accordance with their judgment.

By Order of the Board of Directors,



Roger C. Jackson
Secretary

Shareholder Information

Transfer Agent and Registrar

Communications concerning the transfer of shares, lost certificates, or changes of address for registered shares should be directed to the transfer agent:

Securities Transfer Corporation,
2591 Dallas Parkway, Suite 102, Frisco, Texas 75034
Voice: 469.633.0101 Fax: 469.633.0088
Email: info@stctransfer.com
Website: www.stctransfer.com

Direct Stock Purchase Plan

The Company has a Direct Stock Purchase Plan (DSPP) for registered shareholders. Participants may invest in KMG common stock at current market prices without service fees or brokerage commissions, and automatically reinvest KMG dividends into additional common shares. Participants may also use the plan to make gifts of KMG common stock, deposit existing stock certificates for safekeeping and sell KMG shares.

Securities Transfer Corporation (STC) is the plan administrator. The DSPP prospectus can be obtained from KMG's website, www.kmgchemicals.com, at STC's website, www.stctransfer.com, or by calling 713.600.3814. This is not an offer to sell or a solicitation to buy securities, which are only offered by prospectus.

Shareholder Services

KMG maintains an internal financial mailing list and can email you when news releases are distributed. To sign up, visit the website at www.kmgchemicals.com and click on Investor Relations. You can also request that certain financial information be mailed to you on a one-time basis, by contacting the corporate office.

Code of Business Conduct

KMG's Code of Business Conduct can be viewed and downloaded from the home page of the Company's website at www.kmgchemicals.com. Copies are also available at no charge by contacting John V. Sobchak, Chief Financial Officer, at the address at right by email, phone, fax or letter.

Form 10-K

Additional copies of the KMG Chemicals, Inc. Form 10-K, as filed with the Securities and Exchange Commission, can be downloaded from the Company website and are also available upon written request to the corporate offices.

NASDAQ Prices for KMG Common Stock ($ per share)

	High	Low
Q1 ending October 31, 2006	9.62	7.50
Q2 ending January 31, 2007	10.75	8.81
Q3 ending April 30, 2007	12.50	9.30
Q4 ending July 31, 2007	28.25	11.20

As of October 12, 2007, there were 10,911,599 shares of common stock outstanding, held by approximately 500 shareholders of record.

Independent Accountants

UHY LLP - Houston, Texas

Reconciliation of Non-GAAP Measure to GAAP

Net income before the impairment charge is a measure not recognized in accordance with Generally Accepted Accounting Principles (GAAP) and should not be considered an alternative to, or more meaningful than, GAAP measures of performance. Net income before the impairment charge has been presented as a supplemental disclosure because the impairment charge is a non-cash expense of a sufficient size that management believes its impact on net income is material information for investors.

Investor Inquiries on Company Activities

Inquiries about KMG are welcome by email, phone, fax or letter. Please direct them to:

John V. Sobchak, Chief Financial Officer
KMG Chemicals, Inc.
10611 Harwin Drive, Suite 402
Houston, Texas 77036-1534
Voice: 713.600.3814 Fax: 713.600.3850
Email: jsobchak@kmgchemicals.com

Reconciliation of Net Income Before the Impairment Charge to Net Income

(thousands, except per share amounts)	Fiscal Years Ended July 31	
	2007	2006
Net Income Before the Impairment Charge	$8,849	$5,294
Impairment Charge	-	(2,368)
Income Tax Benefit (35.9%)	-	850
Net Income	$8,849	$3,776

The information in this document includes certain forward-looking statements that are based upon assumptions that in the future may prove not to have been accurate and are subject to certain risks and uncertainties, including statements as to the future performance of the company. Although the company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations or any of its forward-looking statements will prove to be correct. Factors that could cause results to differ include, but are not limited to, successful performance of internal plans, product development acceptance, the impact of competitive services and pricing and general economic risk and uncertainties.

KMG

END

KMG Chemicals, Inc., 10611 Harwin Drive, Suite 402, Houston, Texas 77036-1534
Phone: 713.600.3800 Fax: 713.600.3850 Nasdaq: KMGB www.kmgchemicals.com